Exhibit 99.3

Consolidated Financial Statements

For the Years Ended December 31, 2021, and 2020

Management Report

The annual report, including the consolidated financial statements and Management’s Discussion and Analysis (MD&A), is the responsibility of the management of the Company. The consolidated financial statements were prepared by management in accordance with International Financial Reporting Standards. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 4 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year-end. The integrity of the information presented in the financial statements is the responsibility of management. Financial information presented elsewhere in this annual report has been prepared by management and is consistent with the information in the consolidated financial statements.

The board of directors is responsible for ensuring that management fulfills its responsibilities and for providing final approval of the annual consolidated financial statements. The board has appointed an Audit and Risk Committee comprising four directors; none are officers or employees of the Company or its subsidiaries. The Audit and Risk Committee meets at least four times each year to discharge its responsibilities under a written mandate from the board of directors. The Audit and Risk Committee meets with management and with the external auditors to satisfy itself that it is properly discharging its responsibilities; reviews the consolidated financial statements, MD&A, and the Report of Independent Registered Public Accounting Firm; and examines other auditing and accounting matters. The Audit and Risk Committee has reviewed the audited consolidated financial statements with management and discussed the quality of the accounting principles as applied and the significant judgments affecting the consolidated financial statements. The Audit and Risk Committee has discussed with the external auditors the external auditors’ judgments of the quality of those principles as applied and the judgments noted above. The consolidated financial statements and MD&A have been reviewed by the Audit and Risk Committee and approved by the board of directors of Stantec Inc.

The consolidated financial statements have been examined by the shareholders’ auditors, PricewaterhouseCoopers LLP, Chartered Professional Accountants. The Report of Independent Registered Public Accounting Firm outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit and Risk Committee with or without management being present.

Gord Johnston	Theresa Jang
President & CEO	Executive Vice President & CFO
February 23, 2022	February 23, 2022

F-1	Stantec Inc.

Management’s Annual Report on Internal Control
over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS). Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Management has assessed the effectiveness of the Company’s internal control over financial reporting, as at December 31, 2021, and has concluded that such internal control over financial reporting is effective. PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2021, has also issued a report on the effectiveness of the Company’s internal control over financial reporting.

As permitted by published guidance of the U.S. Securities and Exchange Commission (SEC), management’s evaluation of and conclusions on the effectiveness of internal control over financial reporting did not include the internal controls of Greg Tucker and Associates Pty Ltd., Clever West Investments Pty Ltd., Paleo Solutions, Inc., Driven by Values B.V., the North America and Asia Pacific engineering and consulting groups of Cardno Limited, and Cox|McLain Environmental Consulting, Inc., which are included in the Company’s 2021 consolidated financial statements because they were acquired by the Company through business combinations during 2021. The aggregate assets of these entities represent 5.1% of the Company’s total assets as at December 31, 2021, and the aggregate gross revenue earned from the date of acquisition to December 31, 2021, represents 1.9% of the Company's gross revenue for the year ended December 31, 2021.

Gord Johnston	Theresa Jang
President & CEO	Executive Vice President & CFO
February 23, 2022	February 23, 2022

F-2	Stantec Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Stantec Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Stantec Inc. and its subsidiaries (together, the Company) as of December 31, 2021 and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the year then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and its financial performance and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle
As discussed in Note 6 and Note 33 to the consolidated financial statements, the Company changed the manner in which it presents the consolidated statement of cash flows in 2021.

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Greg Tucker and Associates Pty Ltd., Clever West Investments Pty Ltd., Paleo Solutions, Inc., Driven by Values B.V., the North America and Asia Pacific engineering and consulting groups of Cardno Limited, and Cox|McLain Environmental Consulting, Inc. from its assessment of internal control over financial reporting as of December 31, 2021 because they were acquired by the Company through business combinations during 2021. We have also excluded Greg Tucker and Associates Pty Ltd., Clever West Investments Pty Ltd., Paleo Solutions, Inc., Driven by Values B.V., the North America and Asia Pacific engineering and consulting groups of Cardno Limited, and Cox|McLain Environmental Consulting, Inc. from our audit of internal control over financial reporting. The aggregate assets of these entities represent 5.1% of the Company’s total assets as of December 31, 2021, and the aggregate

F-3	Stantec Inc.

gross revenue earned from the date of acquisition to December 31, 2021, represents 1.9% of the Company’s gross revenue for the year ended December 31, 2021.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit and risk committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition – estimated contract costs, change orders and variable consideration for fixed-fee and variable-fee-with-ceiling contracts
As described in Notes 4 and 5 to the consolidated financial statements, the Company accounts for its revenue from fixed-fee and variable-fee-with-ceiling contracts over time using the percentage of completion method where the stage of completion is measured using costs incurred to date as a percentage of estimated costs for each contract, which requires estimates to be made for contract costs and revenues. For the year ended December 31, 2021, revenue from fixed-fee and variable-fee-with-ceiling contracts makes up a portion of gross revenue of $4,576.8 million. Estimated revenue is updated to reflect the amount of consideration the Company expects to be entitled to in exchange for providing goods and services. Change orders are included in estimated revenue when management believes the Company has an enforceable right to the amount, the amount can be estimated reliably, and realization is highly probable. To evaluate these criteria, management considers the contractual or legal basis for the change order, the cause of any additional costs incurred and the history of favourable negotiations for similar amounts. Variable consideration, including change orders approved as to scope but unapproved as to price, is included in estimated revenue to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based on historical experience, anticipated performance, and management’s judgments based on the information available at the time. Contract costs include direct labour, direct costs for subconsultants and other expenditures that are recoverable directly from clients. Progress on jobs is regularly reviewed by management and estimated costs to complete are revised based on the information available at the end of each reporting period. Estimated contract costs are based on various assumptions that can result in a change to contract profitability from one financial reporting period to another, including assumptions about labour productivity and the complexity of the work to be performed.

The principal considerations for our determination that performing procedures relating to revenue recognition – estimated contract cost, change orders and variable consideration for fixed-fee and variable-fee-with-ceiling contracts is a critical audit matter are (i) the significant judgments by management in determining the estimated contract costs, change orders and variable consideration related to fixed-price and variable-fee-with-ceiling contracts; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence related to the estimated contract costs, change orders and variable consideration for fixed-fee and variable-fee-with-ceiling contracts.

F-4	Stantec Inc.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the determination of estimated contract costs, change orders and variable consideration for fixed-fee and variable-fee-with-ceiling contracts. These procedures also included, among others, for a selection of fixed-price and variable-fee-with-ceiling contracts, (i) evaluating and testing management’s process for determining the estimated contract costs and estimated revenue from change orders and variable consideration; (ii) assessing management’s ability to reasonably estimate contract costs and estimate revenue from change orders and variable consideration by performing a comparison of the actual costs and actual revenue from change orders and variable consideration with prior period estimates; (iii) evaluating estimated revenue from change orders and variable consideration by obtaining and inspecting related contract agreements, amendments and change orders and meeting with project teams personnel; and (iv) evaluating management’s assessment of progress on contracts and the estimated contract costs by interviewing project teams personnel to evaluate the impact that labour productivity and the complexity of the work to be performed has on the estimated contract costs.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Edmonton, Canada
February 23, 2022

We have served as the Company’s auditor since 2021.

F-5	Stantec Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Stantec Inc.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of Stantec Inc. (the “Company”) as of December 31, 2020, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and its consolidated financial performance and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP
Chartered Professional Accountants

We served as the Company's auditor from 1993 to 2021.

Edmonton, Canada
February 24, 2021, except as to Notes 6a and 33, as to which the date is February 23, 2022

F-6	Stantec Inc.

Consolidated Statements of Financial Position

As at December 31		2021	2020
(In millions of Canadian dollars)	Notes	$	$
ASSETS
Current
Cash and deposits	9	193.9	289.5
Trade and other receivables	10	823.7	738.0
Unbilled receivables		421.7	342.2
Contract assets		70.2	66.7
Income taxes recoverable		85.6	47.2
Prepaid expenses		45.8	39.4
Other assets	15	23.5	42.1
Total current assets		1,664.4	1,565.1
Non-current
Property and equipment	11	233.7	240.1
Lease assets	12	476.5	447.0
Goodwill	13	2,184.3	1,673.8
Intangible assets	14	373.3	182.0
Net employee defined benefit asset	19	17.0	47.3
Deferred tax assets	27	48.3	42.4
Other assets	15	228.9	191.2
Total assets		5,226.4	4,388.9
LIABILITIES AND EQUITY
Current
Bank indebtedness	9	7.2	4.7
Trade and other payables	16	634.7	576.0
Lease liabilities	12,25	123.9	103.6
Deferred revenue		264.8	197.3
Income taxes payable	27	26.6	24.2
Long-term debt	17	51.0	46.6
Provisions	18	36.7	20.5
Other liabilities	20	34.5	14.3
Total current liabilities		1,179.4	987.2
Non-current
Lease liabilities	12,25	545.0	526.2
Income taxes payable		8.9	10.2
Long-term debt	17	1,194.1	634.2
Provisions	18	122.6	107.7
Net employee defined benefit liability	19	58.7	91.2
Deferred tax liabilities	27	77.5	63.4
Other liabilities	20	38.0	39.5
Total liabilities		3,224.2	2,459.6
Shareholders’ equity
Share capital	23	972.4	932.2
Contributed surplus		10.6	12.9
Retained earnings		1,043.4	958.6
Accumulated other comprehensive income		(24.7)	24.8
Total shareholders’ equity		2,001.7	1,928.5
Non-controlling interests		0.5	0.8
Total liabilities and equity		5,226.4	4,388.9
See accompanying notes

On behalf of Stantec Inc.’s Board of Directors

Douglas Ammerman, Director	Gord Johnston, Director

F-7	Stantec Inc.

Consolidated Statements of Income

Years ended December 31		2021	2020
(In millions of Canadian dollars, except per share amounts)	Notes	$	$
Continuing operations
Gross revenue		4,576.8	4,730.1
Less subconsultant and other direct expenses		940.7	1,045.6
Net revenue		3,636.1	3,684.5
Direct payroll costs	30	1,672.8	1,754.0
Project margin		1,963.3	1,930.5
Administrative and marketing expenses	23,30,36	1,423.6	1,352.9
Depreciation of property and equipment	11	53.9	57.9
Depreciation of lease assets	12	107.9	117.7
Amortization of intangible assets	14	60.0	53.2
Net impairment of lease assets and property and equipment	11,12	24.8	78.6
Net interest expense	28	37.9	49.2
Other net finance expense		5.4	4.9
Foreign exchange loss		4.0	1.5
Other income	31	(17.2)	(2.1)
Income before income taxes and discontinued operations		263.0	216.7
Income taxes
Current	27	66.7	79.5
Deferred	27	(4.4)	(21.9)
Total income taxes		62.3	57.6
Net income for the year from continuing operations		200.7	159.1
Discontinued operations
Net income from discontinued operations, net of tax	8	—	12.0
Net income for the year		200.7	171.1

Earnings per share, basic
Continuing operations	32	1.80	1.43
Discontinued operations		—	0.11
Total basic earnings per share		1.80	1.53

Earnings per share, diluted
Continuing operations	32	1.80	1.42
Discontinued operations		—	0.11
Total diluted earnings per share		1.80	1.53
See accompanying notes

F-8	Stantec Inc.

Consolidated Statements of Comprehensive Income

Years ended December 31		2021	2020
(In millions of Canadian dollars)	Notes	$	$
Net income for the year		200.7	171.1
Other comprehensive (loss) income
Items that may be reclassified to net income in subsequent periods:
Exchange differences on translation of foreign operations		(40.1)	(27.8)
Net unrealized (loss) gain on FVOCI financial assets	15	(2.9)	3.0
Unrealized gain (loss) on interest rate and total return swaps	25	3.6	(4.1)
		(39.4)	(28.9)
Items not to be reclassified to net income:
Remeasurement loss on net employee defined benefit liability	19	(10.1)	(0.4)
Other comprehensive income (loss) for the year, net of tax		(49.5)	(29.3)
Total comprehensive income for the year, net of tax		151.2	141.8
See accompanying notes

F-9	Stantec Inc.

Consolidated Statements of Shareholders’ Equity

(In millions of Canadian dollars, except shares)	Shares Outstanding (note 23) #	Share Capital (note 23) $	Contributed Surplus (note 23) $	Retained Earnings $	Accumulated Other Comprehensive Income (Loss) $	Total $
Balance, December 31, 2019	111,212,975	879.8	23.9	917.7	54.1	1,875.5
Net income				171.1		171.1
Other comprehensive loss					(29.3)	(29.3)
Total comprehensive income (loss)				171.1	(29.3)	141.8
Share options exercised for cash	1,840,320	58.5				58.5
Share-based compensation			0.1			0.1
Shares repurchased under Normal Course Issuer Bid	(2,047,948)	(16.8)	(0.4)	(61.1)		(78.3)
Fair value reclass of share options exercised		10.7	(10.7)			—
Dividends declared				(69.1)		(69.1)
Balance, December 31, 2020	111,005,347	932.2	12.9	958.6	24.8	1,928.5
Net income				200.7		200.7
Other comprehensive loss					(49.5)	(49.5)
Total comprehensive income (loss)				200.7	(49.5)	151.2
Share options exercised for cash	1,267,614	41.2				41.2
Share-based compensation			4.9			4.9
Shares repurchased under Normal Course Issuer Bid	(939,482)	(8.1)	(0.1)	(42.5)		(50.7)
Fair value reclass of share options exercised		7.1	(7.1)			—
Dividends declared				(73.4)		(73.4)
Balance, December 31, 2021	111,333,479	972.4	10.6	1,043.4	(24.7)	2,001.7
See accompanying notes

F-10	Stantec Inc.

Consolidated Statements of Cash Flows

Years ended December 31		2021	2020
(In millions of Canadian dollars)	Notes	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	6		(note 6)
Net income from continuing operations		200.7	159.1
Add (deduct) items not affecting cash:
Depreciation of property and equipment	11	53.9	57.9
Depreciation of lease assets	12	107.9	117.7
Net impairment of lease assets and property and equipment	11,12	24.8	78.6
Amortization of intangible assets	14	60.0	53.2
Deferred income taxes	27	(4.4)	(21.9)
Unrealized gain on equity securities	31	(13.9)	(0.7)
Share-based compensation	23	46.7	16.4
Provisions	18	46.5	46.8
Other non-cash items		1.2	15.2
		523.4	522.3
Trade and other receivables		(8.4)	103.3
Unbilled receivables		(46.4)	32.4
Contract assets		(3.5)	0.8
Prepaid expenses		1.9	4.3
Income taxes recoverable		(39.1)	(16.9)
Trade and other payables and other accruals		(65.8)	(42.5)
Deferred revenue		34.9	(1.1)
		(126.4)	80.3
Cash flows from operating activities from continuing operations		397.0	602.6
Cash flows from operating activities from discontinued operations		—	1.2
Net cash flows from operating activities		397.0	603.8
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	7	(702.5)	(50.6)
Purchase of investments held for self-insured liabilities	15	(61.6)	(54.4)
Proceeds from sale of investments held for self-insured liabilities	15	47.8	33.7
Purchase of intangible assets	14	(4.8)	(3.0)
Purchase of property and equipment	11	(45.8)	(31.2)
Other		2.1	3.5
Net cash flows used in investing activities		(764.8)	(102.0)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Net proceeds from issue of senior unsecured notes	33	—	297.9
Net proceeds from (repayment of) revolving credit facility	33	544.7	(448.0)
Repayment of notes payable and software financing obligations	33	(58.0)	(46.2)
Net lease payments	33	(128.4)	(126.5)
Repurchase of shares for cancellation	23	(50.7)	(80.3)
Proceeds from exercise of share options		41.2	58.5
Payment of dividends to shareholders	23	(72.3)	(68.0)
Net cash flows from (used in) financing activities	33	276.5	(412.6)
Foreign exchange loss on cash held in foreign currency		(6.8)	(8.4)
Net (decrease) increase in cash and cash equivalents		(98.1)	80.8
Cash and cash equivalents, beginning of the year		284.8	204.0
Cash and cash equivalents, end of the year	9	186.7	284.8
See accompanying notes

F-11	Stantec Inc.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-12	Stantec Inc.

Notes to the Consolidated Financial Statements

1. Corporate Information
The consolidated financial statements of Stantec Inc. (the Company) for the year ended December 31, 2021, were authorized for issuance in accordance with a resolution of the Company’s board of directors on February 23, 2022. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at Suite 400, 10220 - 103 Avenue, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through to design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2. Basis of Preparation
These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The accounting policies adopted in these consolidated financial statements are based on IFRS effective as at December 31, 2021.

The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated in the significant accounting policies. The consolidated financial statements are presented in Canadian dollars, and all values, including United States dollars, are rounded to the nearest million ($000,000), except when otherwise indicated.

3. Basis of Consolidation
The consolidated financial statements include the accounts of the Company, its subsidiaries, and its structured entities as at December 31, 2021.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that this control ceases. The financial statements of the subsidiaries and structured entities are prepared as at December 31, 2021 and December 31, 2020. All intercompany balances are eliminated.

Joint ventures and associates are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenue, and expenses of the joint operation.

4. Summary of Significant Accounting Policies
a)Cash and cash equivalents
Cash and cash equivalents include cash and unrestricted investments, net of bank indebtedness. Unrestricted investments are comprised of short-term bank deposits with a maturity of three months or less.

b)Property and equipment
Property and equipment are recorded at cost less accumulated depreciation and any impairment losses. Cost includes the cost of replacing parts of property and equipment. When significant parts of property and equipment are required to be replaced in intervals, the Company recognizes those parts as individual assets with specific useful lives. All other repair and maintenance costs are recognized in the consolidated statements of income as incurred.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-13	Stantec Inc.

Depreciation is calculated over the assets' estimated useful lives on a straight-line basis as follows:

Engineering equipment	5 to 10 years	straight-line
Office equipment	5 to 10 years	straight-line
Leasehold improvements		straight-line over term of lease to a maximum of 15 years or the improvement’s economic life
Other	5 to 50 years	straight-line
The residual values, useful lives, and methods of depreciation of property and equipment are reviewed at each financial year-end and adjusted prospectively, if appropriate.

c)Intangible assets
Intangible assets acquired separately are measured on initial recognition at cost. Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, finite life intangible assets are carried at cost less any accumulated amortization and any impairment losses and indefinite life intangible assets are carried at cost less any impairment loss.

The Company’s intangible assets with finite lives are amortized over their useful economic lives on a straight-line basis. Once an intangible asset is fully amortized, the gross carrying amount and related accumulated amortization are removed from the accounts.

The Company also incurs costs for third-party internet-based cloud computing services. These costs are expensed in administrative and marketing expenses over the period of the service agreement when the Company determines that it has not obtained control of the software.

Intangible assets acquired from business combinations
The Company’s policy is to amortize client relationships with finite lives over periods ranging from 10 to 15 years. Contract backlog and finite life trademarks are amortized over estimated lives of generally 1 to 3 years. The Company assigns value to acquired intangibles using the income approach, which involves quantifying the present value of net cash flows attributed to the subject asset. This, in turn, involves estimating the revenues and earnings expected from the asset.

d)Leases
The Company assesses at contract inception whether a contract is a lease or contains a lease; that is, if the contract conveys the right to control the use of an identified asset for a time period in exchange for consideration.

At the commencement of a lease, the Company determines the lease term as the non-cancellable period of a lease, together with periods covered by an option to extend or an option to terminate if it is reasonably certain to exercise an extension option or to not exercise a termination option. Management considers all facts and circumstances that create an economic incentive to exercise an extension option or to not exercise a termination option. This judgment is based on factors such as contract rates compared to market rates, economic reasons, significance of leasehold improvements, termination and relocation costs, installation of specialized assets, residual value guarantees, and any sublease term. The Company reassesses this when a significant event or significant change in circumstances within the Company’s control has occurred.

The Company recognizes lease assets and lease liabilities for all leases, except for leases of low-value assets and short-term leases with a term of 12 months or less. The lease payments associated with those exempted leases are recognized in administrative and marketing expenses on a straight-line basis over the lease term.

The lease asset is recognized at the commencement date of the lease and initially measured at cost, which is comprised of the amount of the initial lease liability recognized less any incentives received from the lessor. Lease asset cost also includes any initial direct costs incurred, lease payments made before the commencement date, and estimated restoration costs. The lease asset is subsequently depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life of the lease asset or the end of the lease term. The lease asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-14	Stantec Inc.

The lease liability is recognized at the commencement date of the lease and initially measured at the present value of lease payments to be made over the lease term. Lease payments generally include fixed payments less any lease incentives receivable. Also, the Company elected to not separate non-lease components from lease components and to account for the non-lease and lease components as a single lease component.

The lease liability is discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. The lease liability is remeasured when the expected lease payments change as a result of a change in the lease term, a change in the assessment of an option to purchase the leased asset, changes in the future lease payments as a result of a change in an index or rate used to determine the lease payments, and changes in estimated payments for residual value guarantees.

e)Investments in joint arrangements and associates
Each joint arrangement of the Company is classified as either a joint operation or joint venture based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. A joint arrangement that provides the Company with rights to the individual assets and obligations arising from the arrangement is classified as a joint operation and a joint arrangement that provides the Company with rights to the net assets of the arrangement is classified as a joint venture.

The Company accounts for a joint operation by recognizing its share of assets, liabilities, revenues, and expenses of the joint operation and combining them line by line with similar items in the Company’s consolidated financial statements.

The Company accounts for a joint venture using the equity method. The Company’s share of the after-tax net income or loss of associates or joint ventures is recorded in the consolidated statements of income. Adjustments are made in the Company’s consolidated financial statements to eliminate its share of unrealized gains and losses resulting from transactions with its associates.

If the financial statements of associates or joint arrangements are prepared for a date that is different from the Company’s date (due to the timing of finalizing and receiving information), adjustments are made for the effects of significant transactions or events that occur between that date and the date of the Company’s financial statements. When necessary, adjustments are made to bring the accounting policies in line with the Company’s.

f)Provisions
General
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. When the Company expects some or all of a provision to be reimbursed—for example, under an insurance contract—and when the reimbursement is virtually certain, the reimbursement is recognized as a separate asset. The expense relating to a provision is presented in the consolidated statements of income net of any reimbursement. If the effect of the time value of money is significant, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost. Management regularly reviews the timing of the outflows of these provisions.

Provision for self-insured liabilities
The Company self-insures certain risks related to professional liability, automobile physical damages, and employment practices liability. The provision for self-insured liabilities includes estimates of the costs of reported claims (including potential claims that are probable of being asserted) and is based on assumptions made by management and actuarial estimates. The provision for self-insured liabilities does not include unasserted claims where assertion by a third party is not probable.

Provisions for claims
Provision for claims include an estimate for costs associated with legal claims not covered by its provisions for self-insured liabilities, including claims that are subject to exclusions under the Company’s commercial and captive insurance policies. Often, these legal claims are from previous acquisitions and may be indemnified by the acquiree (notes 7 and 15).

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-15	Stantec Inc.

Contingent liabilities recognized in a business combination
A contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured as discussed under “General.”

g)Foreign currency translation
The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent Company’s functional currency. Each entity in the Company determines its own functional currency, and items included in the financial statements of each entity are measured using that functional currency. The Company is mainly exposed to fluctuations in the US dollar, British pound sterling, and Australian dollar.

Transactions and balances
Transactions in foreign currencies (those different from an entity’s functional currency) are initially translated into the functional currency of an entity using the foreign exchange rate at the transaction date. Subsequent to the transaction date, foreign currency transactions are measured as follows:
•On the consolidated statements of financial position, monetary items are translated at the rate of exchange in effect at the reporting date. Non-monetary items at cost are translated at historical exchange rates. Non-monetary items at fair value are translated at rates in effect at the date the fair value is determined. Any resulting realized and unrealized foreign exchange gains or losses are recognized in income in the period incurred, however, unrealized foreign exchange gains and losses on non-monetary investments are recognized in other comprehensive income.
•Revenue and expense items are translated at the exchange rate on the transaction date.

Foreign operations
The Company’s foreign operations are translated into its reporting currency (Canadian dollar) as follows:
•Assets and liabilities are translated at the rate of exchange in effect at each consolidated statement of financial position date.
•Revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the month.

The resulting unrealized exchange gains and losses on foreign subsidiaries are recognized in other comprehensive income.

h)Financial instruments
Initial recognition and subsequent measurement
Financial assets (except trade and other receivables and unbilled receivables that do not have a significant financing component) are initially recognized at fair value plus directly attributable transaction costs, except for financial assets at fair value through profit and loss (FVPL) for which transaction costs are expensed. Trade and other receivables and unbilled receivables that do not have a significant financing component are initially measured at the transaction price determined in accordance with IFRS 15. Purchases or sales of financial assets are accounted for at trade dates.

Subsequent measurement of financial assets is at FVPL, amortized cost, or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the Company’s business approach for managing the financial assets and whether the instruments’ contractual cash flows represent “solely payments of principal and interest” on the principal amount outstanding (the SPPI criterion). The business approach considers whether a Company’s objective is to receive cash flows from holding assets, from selling assets in a portfolio, or a combination of both. The Company reclassifies financial assets only when its business approach for managing those assets changes.
•Amortized cost: Assets held for collection of contractual cash flows—when they meet the SPPI criterion—are measured at amortized cost using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified, or impaired. Items in this category include cash and cash equivalents, receivables, and certain other financial assets.
•FVOCI: Assets held to both collect cash flows and sell the assets—when they meet the SPPI criterion—are measured at FVOCI. Bonds held for self-insured liabilities are included in this category. Changes in the carrying amount are reported in other comprehensive income (except impairments) until disposed of. Realized gains and losses are recognized in finance income and interest income from these financial assets is included in interest

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-16	Stantec Inc.

income using the EIR method. Impairment and foreign exchange gains and losses are recognized in profit or loss and computed in the same manner as for financial assets measured at amortized cost.
•FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL with realized and unrealized gains and losses reported in other income. Equity securities held for self-insured liabilities and indemnifications are included in this category.
Financial liabilities are initially recognized at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs. Subsequent measurement of financial liabilities is at amortized cost using the EIR method. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, and thereby calculates the amortized cost and subsequently allocates the interest income or expense over the life of the instrument. Gains and losses are recognized in profit or loss when the liability is derecognized or modified, as well as through the EIR amortization process. For long-term debt, EIR amortization and realized gains and losses are recognized in net finance expense.

Fair value
After initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. For financial instruments not traded in active markets, fair values are determined using appropriate valuation techniques, which may include recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, and discounted cash flow analysis; however, other valuation models may be used. The fair values of the Company’s derivatives are based on third-party indicators and forecasts. Fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amounts of the revolving credit facility and term loans approximate their fair values because the applicable interest rates are based on variable reference rates. The carrying amounts of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the consolidated financial statements.

All financial instruments carried at fair value are categorized into one of the following:
•Level 1 – quoted market prices in active markets for identical assets or liabilities at the measurement date.
•Level 2 – observable inputs other than quoted prices included within level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets or liabilities that are not active, or other inputs that are observable directly or indirectly.
•Level 3 – unobservable inputs for the assets and liabilities that reflect the reporting entity’s own assumptions and are not based on observable market data.
When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels of the hierarchy by reassessing categorizations at the end of each reporting period.

Derivatives
From time to time, the Company enters into foreign currency forward contracts to manage risk associated with net operating assets or liabilities denominated in foreign currencies. The Company also utilizes interest rate swaps to manage its exposure to fluctuations in interest rates and total return swaps to manage its exposure to fluctuations in the fair value of its common shares related to its cash-settled share-based payment arrangements. The Company’s policy is not to use these derivatives for trading or speculative purposes.

Derivatives are recorded at fair value in the consolidated statements of financial position as either other assets or other liabilities. Changes in the fair value of derivatives not designated as hedging instruments are recognized in the consolidated statements of income. Unrealized gains and losses for derivatives designated as hedging instruments in a cash flow hedge, to the extent they are effective, are recorded in other comprehensive income and subsequently reclassified to the consolidated statements of income when the hedged item affects earnings.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-17	Stantec Inc.

i)Impairment
The carrying amounts of the Company’s assets or group of assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is an indication of impairment. An asset may be impaired if objective evidence of impairment exists because of one or more events that have occurred after the initial recognition of the asset (referred to as a “loss event”) and if that loss event has an impact on the estimated future cash flows of the asset. When an indication of impairment exists, or annual impairment testing for an asset is required, the asset’s recoverable amount is estimated.

Financial assets and contract assets
The Company recognizes a loss allowance for expected credit losses (ECLs) on financial assets and contract assets based on a 12-month ECL or lifetime ECL. The lifetime ECL (the simplified approach) is applied to trade and other receivables, unbilled receivables, contract assets, sublease receivables, and holdbacks. 12-month ECLs are recorded against all other financial assets, unless credit risk has significantly increased since initial recognition, then the ECL is measured at the lifetime ECL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive.

The loss allowance provision is based on the Company’s historical collection and loss experience and incorporates forward-looking factors, where appropriate.

When the carrying amount of financial assets or contract assets is reduced through an ECL allowance, the reduction is recognized in administrative and marketing expenses in the consolidated statements of income.

Non-financial assets
For non-financial assets such as property and equipment, lease assets, goodwill, intangible assets, and investments in joint ventures and associates, the recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU’s) value in use or its fair value less costs of disposal. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. To assess value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. To determine fair value less costs of disposal, an appropriate valuation model is used. The results of these valuation techniques are corroborated by the market capitalization of comparable public companies and arm’s length transactions of comparable companies. Impairment losses are recognized in the consolidated statements of income in expense categories that are consistent with the nature of the impaired asset.

CGUs are defined based on the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Other factors are considered, including how management monitors the entity’s operations.

The Company tests intangible assets for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. To determine indicators of impairment of intangible assets, the Company considers external sources of information such as prevailing economic and market conditions and internal sources of information such as the historical and expected financial performance of the intangible assets. If indicators of impairment are present, the Company determines recoverability based on an estimate of discounted cash flows, using the higher of either the value in use or the fair value less costs of disposal method. The measurement of impairment loss is based on the amount that the carrying amount of an intangible asset exceeds its recoverable amount at the CGU level. As part of the impairment test, the Company updates its future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of the assets.

Goodwill is evaluated for impairment annually (as at October 1) or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31. The Company considers the relationship between its market capitalization and its book value, as well as other factors, when reviewing for indicators of impairment. Goodwill is assessed for impairment based on the CGUs or group of CGUs to which the goodwill relates. Any potential goodwill impairment is identified by comparing the recoverable amount of a CGU or group of CGUs to its carrying value which includes the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-18	Stantec Inc.

The Company may need to test its goodwill for impairment between its annual test dates if market and economic conditions deteriorate or if volatility in the financial markets causes declines in the Company’s share price, increases the weighted average cost of capital, or changes valuation multiples or other inputs to its goodwill assessment. In addition, changes in the numerous variables associated with the judgments, assumptions, and estimates made by management in assessing the fair value could cause them to be impaired. Goodwill impairment charges are non-cash charges that could have a material adverse effect on the Company’s consolidated financial statements but in themselves do not have any adverse effect on its liquidity, cash flows from operating activities or debt covenants.

An impairment loss of goodwill is not reversed. For other assets, an impairment loss may be reversed if the estimates used to determine the recoverable amount have changed. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount or the carrying amount that would have been determined, net of amortization or depreciation, had no impairment loss been recognized for the asset in prior years. The reversal is recognized in the consolidated statements of income.

j)Revenue recognition
The Company generates revenue from contracts in which goods or services are typically provided over time. Revenue is measured based on the consideration the Company expects to be entitled to in exchange for providing goods and services, excluding duty and taxes collected from clients that are reimbursable to government authorities.

While providing services, the Company incurs certain direct costs for subconsultants and other expenses that are recoverable directly from clients. The recoverable amounts of these direct costs are included in the Company’s gross revenue. Since these direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company’s revenue trends. Therefore, the Company also reports net revenue, which is gross revenue less subconsultants and other direct expenses. The Company assesses its revenue arrangements against specific criteria to determine whether it is acting as a principal or an agent. In general, the Company acts as a principal in its revenue arrangements because it obtains control of the goods or services before they are provided to the customer.

Most of the Company’s contracts include a single performance obligation because the promise to transfer the individual goods or services is not separately identifiable from other promises in the contract and therefore is not distinct. The Company’s contracts may include multiple goods or services that are accounted for as separate performance obligations if they are distinct—if a good or service is separately identifiable from other items in the contract and if a customer can benefit from it. If a contract has multiple performance obligations, the consideration in the contract is allocated to each performance obligation based on the estimated stand-alone selling price.

The Company transfers control of the goods or services it provides to clients over time and therefore recognizes revenue progressively as the services are performed. Revenue from fixed-fee and variable-fee-with-ceiling contracts, including contracts in which the Company participates through joint arrangements, is recognized based on the percentage of completion method where the stage of completion is measured using costs incurred to date as a percentage of estimated costs for each contract. When the contract outcome cannot be measured reliably, revenue is recognized only to the extent that the expenses incurred are eligible to be recovered. Provisions for estimated losses on incomplete contracts are made in the period that the losses are determined. Revenue from time-and-material contracts without stated ceilings is recognized as costs are incurred based on the amount that the Company has a right to invoice.

The timing of revenue recognition, billings, and cash collections results in trade and other receivables, holdbacks, unbilled receivables, contract assets, and deferred revenue in the consolidated statements of financial position. Amounts are typically invoiced as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals or when contractual milestones are achieved. Receivables represent amounts due from customers: trade and other receivables and holdbacks consist of invoiced amounts, and unbilled receivables consist of work in progress that has not yet been invoiced. Contract assets represent unbilled amounts where the right to payment is subject to more than the passage of time and includes performance-based incentives and services provided ahead of agreed contractual milestones. Contract assets are transferred to receivables when the right to consideration becomes unconditional. Deferred revenue represents amounts that have been invoiced but not yet recognized as revenue, including advance payments and billings in excess of revenue. Deferred revenue is recognized as revenue when (or as) the Company performs under the contract.

Revenue is adjusted for the effects of a significant financing component when the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. Advance payments and

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-19	Stantec Inc.

holdbacks typically do not result in a significant financing component because the intent is to provide protection against the failure of one party to adequately complete some or all of its obligations under the contract.

k)Employee benefit plans
Defined benefit plans
The Company sponsors defined benefit pension plans covering certain full-time employees and past employees, primarily in the United Kingdom. Benefits are based on final compensation and years of service. Benefit costs (determined separately for each plan using the projected unit credit method) are recognized over the periods that employees are expected to render services in return for those benefits.

Remeasurements, comprising actuarial gains and losses and the return on the plan assets (excluding interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to other comprehensive income in the period they occur. Remeasurements are not reclassified to net income in subsequent periods.

The calculation of defined benefit obligations is performed at least annually by a qualified actuary, or more often as required due to plan amendments, curtailments, or settlements. When the calculation results in a potential asset, the recognized asset is limited to the economic benefits available in the form of any future refunds or of reductions in future contributions to the plan.

Past service costs are recognized in net income on the earlier of the date of the plan amendment or curtailment and the date that the Company recognizes related restructuring costs.

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset, adjusted for benefit and contribution payments during the year. The Company recognizes the following changes in the net defined benefit obligations under administrative and marketing expenses: service costs comprising current service costs, past service costs, gains and losses on curtailments and non-routine settlements; net interest expense or income; and administrative expenses paid directly by the pension plans.

Defined contribution plans
The Company also contributes to group retirement savings plans and an employee share purchase plan. Certain plans are based on employee contribution amounts and subject to maximum limits per employee. The Company accounts for defined contributions as an expense in the period the contributions are made.

l)Taxes
Current income tax
Current income tax assets and liabilities for current and prior periods are measured at the amount expected to be recovered from or paid to taxation authorities. Tax rates and tax laws used to compute the amounts are those enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax that relates to items recognized directly in equity is recognized in equity and not in the consolidated statements of income. Management periodically evaluates positions taken in the tax returns when applicable tax regulations are subject to interpretation and then establishes an uncertain tax liability, if appropriate.

Income taxes payable are typically expected to be settled within twelve months of the year-end date. However, there may be instances where taxes are payable over a longer period. Portions due after a one-year period are classified as non-current and are not discounted.

Deferred tax
Deferred tax is determined using the liability method for temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences and the carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax credits and unused tax losses can be utilized. Deferred taxes are not recognized for the initial recognition of goodwill; the initial recognition of assets or liabilities, outside of a business combination, that affect neither accounting nor taxable profit; or the differences relating to investments in associates, subsidiaries, and

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-20	Stantec Inc.

interests in joint arrangements to the extent that the reversal can be controlled and it is probable that it will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be used. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled and are based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside income is also recognized outside income. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset when a legally enforceable right exists to set off tax assets against tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Uncertain tax positions
If the Company determines that it is not probable that a taxation authority will accept an uncertain tax treatment, then an uncertain tax liability is recorded using either the most likely amount or the expected value method, depending on which method better predicts the resolution of the circumstances giving rise to the uncertainty.

Uncertain tax liabilities are presented as either income taxes payable or deferred tax liabilities. This depends on whether the uncertain tax liabilities are in respect of taxable profit for a period or income taxes payable in future periods in respect of taxable temporary differences.

Sales tax
Revenues, expenses, and assets excluding trade receivables, are recognized net of the amount of sales tax recoverable from or payable to a taxation authority. The net amount of sales tax recoverable from or payable to a taxation authority is included as part of trade receivables or trade payables (as appropriate) in the consolidated statements of financial position.

m) Share-based payment transactions
Under the Company’s share option plan, the board of directors may grant to officers and employees remuneration in the form of share-based payment transactions, whereby officers and employees render services as consideration for equity instruments (equity-settled transactions).

Under the Company’s deferred share unit plan, the board of directors may receive deferred share units (DSUs), each of which is equal to one common share. Under the Company’s long-term incentive plan, certain members of the senior leadership teams are granted performance share units (PSUs) or restricted share units (RSUs) that vest and are settled after a three-year period. DSUs, PSUs, and RSUs are settled only in cash (cash-settled transactions).

Equity-settled transactions
The cost of equity-settled transactions is measured at fair value at the grant date using a Black-Scholes option-pricing model. The cost of equity-settled transactions, together with a corresponding increase in contributed surplus, is recognized over the period in which the service conditions are fulfilled (the vesting period). Upon the exercise of share options for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital. For equity-settled transactions, the cumulative expense recognized at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or credit to income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recorded in administrative and marketing expenses. No expense is recognized for awards that do not ultimately vest.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-21	Stantec Inc.

Cash-settled transactions
The cost of cash-settled transactions is measured initially at fair value at the grant date. For DSUs, this fair value is expensed on issue with the recognition of a corresponding liability through other liabilities. For PSUs and RSUs, the fair value is expensed over the vesting period. These liabilities are remeasured to fair value at each reporting date, up to and including the settlement date, with changes in fair value recognized in administrative and marketing expenses.

n)Earnings per share
Basic earnings per share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed using the treasury stock method, which assumes that the cash that would be received on the exercise of options is applied to purchase shares at the average price during the year and that the difference between the number of shares issued on the exercise of options and the number of shares obtainable under this computation, on a weighted average basis, is added to the number of shares outstanding. Antidilutive options are not considered when computing diluted earnings per share.

o)Business combinations and goodwill
Business combinations are accounted for using the acquisition method, and the results of operations after the respective dates of acquisition are included in the consolidated statements of income. Acquisition-related costs are expensed when incurred in administrative and marketing expenses.

The cost of an acquisition is measured as the consideration transferred at fair value at the acquisition date. Any contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognized in other income.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed. This may result in an increase or decrease of the notes payable consideration (recorded on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees’ continued service over an agreed time period. These additional payments are not included in the purchase price but are expensed as compensation when services are provided by the employees.

Goodwill is initially measured at cost, which is the excess of the consideration transferred over the fair value of a company’s net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets acquired, the difference is recognized in income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU or group of CGUs that is expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Each CGU or group of CGUs represents the lowest level at which management monitors the goodwill.

p)Dividends
Dividends on common shares are recognized in the Company’s consolidated financial statements in the period the dividends are declared by the Company’s board of directors.

q)Discontinued operations
A discontinued operation is a component of the Company’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Company, and (a) represents a separate major line of business or geographic area of operations; (b) is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations; or (c) is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held for sale. The Company classifies non-current assets and disposal groups as held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continuing use and when a sale is considered highly probable.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-22	Stantec Inc.

Discontinued operations are presented separately from continuing operations in the consolidated statements of income and consolidated statements of cash flows for all years presented.

5. Significant Accounting Judgments, Estimates, and Assumptions
Preparation of the Company’s consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities, as well as the disclosure of contingent liabilities at the end of the reporting year. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The COVID-19 pandemic has had adverse financial impacts on the global economy, including but not limited to, negative impacts on demand for goods and services, disruptions to supply-chains, and volatility in interest rates and market prices of equities and certain commodities. Uncertainty remains on the length of time it will take for the financial impacts to reverse.

Management continues to monitor the impact of the pandemic on its operations and financial position. As the magnitude of the pandemic is continuously evolving, there is a wide range of potential outcomes the pandemic could have on management’s judgments, estimates, and assumptions.

Discussed below are the key management judgments and assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that may lead to a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

a)Revenue recognition
The Company accounts for its revenue from fixed-fee and variable-fee-with-ceiling contracts using the percentage of completion method, which requires estimates to be made for contract costs and revenues. Contract costs include direct labor, direct costs for subconsultants, and other expenditures that are recoverable directly from clients. Progress on jobs is regularly reviewed by management and estimated costs to complete are revised based on the information available at the end of each reporting period. Contract cost estimates are based on various assumptions that can result in a change to contract profitability from one financial reporting period to another. Assumptions are made about labor productivity, the complexity of the work to be performed, the performance of subconsultants, and the accuracy of original bid estimates. Estimating costs is subjective and requires management’s best judgments based on the information available at that time.

On an ongoing basis, estimated revenue is updated to reflect the amount of consideration the Company expects to be entitled to in exchange for providing goods and services. Revenue estimates are affected by various uncertainties that depend on the outcome of future events, including change orders, claims, variable consideration, and contract provisions for performance-based incentives or penalties.

Change orders are included in estimated revenue when management believes the Company has an enforceable right to the change order, the amount can be estimated reliably, and realization is highly probable. Claims against other parties, including subconsultants, are recognized as a reduction in costs using the same criteria. To evaluate these criteria, management considers the contractual or legal basis for the change order, the cause of any additional costs incurred, and the history of favorable negotiations for similar amounts. As change orders are not recognized until highly probable, it is possible for the Company to have substantial contract costs recognized in one accounting period and associated revenue or reductions in cost recognized in a later period.

The Company’s contracts may include variable consideration such as revenue based on costs incurred and performance-based incentives or penalties. Variable consideration is estimated by determining the most likely amount the Company expects to be entitled to, unless the contract includes a range of possible outcomes for performance-based amounts. In that case, the expected value is determined using a probability weighting of the range of possible outcomes. Variable consideration, including change orders approved as to scope but unapproved as to price, is included in estimated revenue to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based on historical experience, anticipated performance, and management’s best judgment based on the information available at the time.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-23	Stantec Inc.

Consideration in contracts with multiple performance obligations is allocated to the separate performance obligations based on estimates of stand-alone selling prices. The primary method used to estimate the stand-alone selling price is expected cost plus an appropriate margin. To determine the appropriate margin, management considers margins for comparable services under similar contracts in similar markets.

Changes in estimates are reflected in the period in which the circumstances that gave rise to the change became known and affect the Company’s revenue, unbilled receivables, contract assets, and deferred revenue.

b)Impairment of non-financial assets
Impairment exists when the carrying amount of an asset or CGU or group of CGUs exceeds its recoverable amount, which is the higher of its fair value less costs of disposal or its value in use. Fair value less costs to sell is based on a discounted cash flow model and observable market prices for an arm’s length transaction of similar assets, less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from budgets over an appropriate number of years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU or group of CGUs being tested.

The Company validates its estimate of the fair value of each asset, CGU or group of CGUs, by comparing the resulting multiples to multiples derived from comparable public companies and comparable company transactions. The Company reconciles the total fair value of all CGUs and groups of CGUs with its market capitalization to determine whether the sum is reasonable. If the reconciliation indicates a significant difference between the external market capitalization and the fair value of the CGUs or groups of CGUs, the Company reviews and adjusts, if appropriate, the discount rate of the CGUs or groups of CGUs and considers whether the implied acquisition premium (if any) is reasonable in light of current market conditions. The fair value measurement is categorized as level 3 in the fair value hierarchy based on the significant inputs in the valuation technique used (note 4h).

Goodwill
To arrive at the estimated recoverable amount of goodwill, the Company uses estimates of economic and market information, including arm’s length transactions for similar assets, growth rates in revenues, estimates of future expected changes in operating margins, and cash expenditures. The Company estimates the recoverable amount by using the fair value less costs of disposal approach. It estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a CGUs or group of CGUs projection of estimated operating results and discounted cash flows based on a discount rate that reflects current market conditions and the risk of achieving the cash flows. The Company uses cash flow projections covering at least a five-year period derived from financial forecasts approved by senior management. To arrive at cash flow projections, the Company uses estimates of economic and market information over the projection period.

Lease assets and associated property and equipment
To arrive at the estimated recoverable amount of lease assets and associated property and equipment, the Company uses economic and market information, including arm's length transactions for similar assets, estimates of future changes in variable head lease payments, potential sublease terms and conditions, including the timing and amount of associated cash inflows and initial direct costs, and assumptions about the future use of associated property and equipment.

The Company estimates the recoverable amount by using the value in use approach. It estimates fair value using market information and probability weighted pre-tax cash flow projections discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. The Company uses cash flow projections covering the remaining head lease term from financial forecasts approved by senior management.

c)Business combinations
In a business combination, the Company may acquire certain assets and assume certain liabilities of an acquired entity. The estimate of fair values for these transactions involves judgment to determine the fair values assigned to the tangible and intangible assets (i.e., backlog, client relationships, and trademarks) and the liabilities assumed on the acquisition. Determining fair values involves a variety of assumptions, including revenue growth rates, client retention rates, expected operating income, and discount rates.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-24	Stantec Inc.

From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements have been prepared and accepted by the Company, after detailed project portfolio reviews are performed, and when the valuations of intangible assets and other assets and liabilities acquired are finalized.

d)Leases
The Company accounts for leases in accordance with IFRS 16 Leases, which requires judgments to be made in determining the incremental borrowing rate (IBR).

The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the lease asset in a similar economic environment. The Company estimates the incremental borrowing rate based on the lease term, collateral assumptions, and the economic environment in which the lease is denominated.

e)Provision for self-insured liabilities and claims
In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of its services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and self-insures certain risks, including professional liability, automobile liability, and employment practices liability. In some cases, the Company may be subject to claims for which it is only partly insured or completely insured. The accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on management’s assumptions, including consideration of actuarial estimates. These estimates of loss are derived from loss history that is then subjected to actuarial techniques to determine the proposed liability. Estimates of loss may vary from those used in the actuarial projections and result in a larger loss than estimated. An increase in loss is recognized in the period that the loss is determined and increases the Company’s self-insured liabilities and reported expenses.

Damages assessed in connection with and the cost of defending such actions could be substantial and possibly in excess of policy limits, for which a range of possible outcomes are either not able to be estimated or not expected to be significant. However, based on advice and information provided by legal counsel, the Company’s previous experience with the settlement of similar claims, and the results of the annual actuarial review, management believes that the Company has recognized adequate provisions for probable and reasonably estimated liabilities associated with these claims. In addition, management believes that it has appropriate insurance in place to respond to and offset the cost of resolving these claims.

Due to uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, provisions for self-insured liabilities and claims involve estimates. The ultimate cost to resolve these claims may exceed or be less than that recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position.

f)Employee benefit plans
The cost of the defined benefit pension plans and the present value of the pension obligations are determined separately for each plan using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual future developments. These include determining the discount rate, mortality rates, future salary increases, inflation, and future pension increases. Due to the complexities involved in the valuation and its long-term nature, the defined benefit obligation and cost are highly sensitive to changes in these assumptions, particularly to the discount and mortality rates (although portions of the pension plans have protection against changes in the discount rate and improving mortality rates by utilizing annuities). All assumptions are reviewed annually.

In determining the appropriate discount rate, management considers the interest rates of corporate bonds in currencies consistent with the currencies of the post-employment obligation and that have an ‘AA’ rating or above, as set by an internationally acknowledged rating agency, and extrapolated as needed along the yield curve to correspond with the expected term of the benefit obligation.

The mortality rate is based on publicly available information in the actuarial profession’s publications plus any special geographical or occupational features of each plan’s membership. Mortality tables tend to change only at intervals in

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-25	Stantec Inc.

response to demographic changes. Future salary increases reflect the current estimate of management. Pension increases are calculated based on the terms of the individual plans and estimated future inflation rates.

In determining whether the purchase of a bulk annuity contract results in a settlement of the Company's defined benefit obligations, management considers the intent of the transaction as well as the degree to which the Company continues to retain the related risks and obligations.

g)Taxes
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of deferred taxable income. The Company’s income tax assets and liabilities are based on interpretations of income tax legislation across various jurisdictions, primarily in Canada, United States, the United Kingdom, and Australia. The Company’s effective tax rate can change from year to year based on the mix of income among jurisdictions, changes in tax laws in these jurisdictions, and changes in the estimated value of deferred tax assets and liabilities. The Company’s income tax expense reflects an estimate of the taxes it expects to pay for the current year, as well as a provision for changes arising in the values of deferred tax assets and liabilities during the year. The tax value of these assets and liabilities is impacted by factors such as accounting estimates inherent in these balances, management’s expectations about future operating results, previous tax audits, and differing interpretations of tax regulations by the taxable entity and the responsible tax authorities. Differences in interpretation may arise for a wide variety of issues, depending on the conditions prevailing in the respective legal entity’s domicile. Management regularly assesses the likelihood of recovering value from deferred tax assets, such as loss carryforwards, as well as from deferred tax depreciation of capital assets, and adjusts the tax provision accordingly.

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based on the likely timing and the level of future taxable profits, together with future tax-planning strategies. If estimates change, the Company may be required to recognize an adjustment to its deferred income tax asset or liability and income tax expense.

6. Recent Accounting Pronouncements and Changes to Accounting Policies
a) Accounting policy change
Effective January 1, 2021, the Company revised its accounting policy to present the consolidated statement of cash flows using the indirect method, a change from the direct method previously applied. The indirect method provides more relevant information on items not affecting cash, a reconciliation of net income from continuing operations to net cash flows from operating activities, and improves comparability. The change in accounting policy was adopted retrospectively, therefore the comparative period was presented using the indirect method. No adjustments were required for the comparative period presented for cash flows arising from operating, investing, and financing activities. A presentation of the direct method for 2021 and 2020 is included in note 33.

b) Recent adoptions
The following amendments and interpretations have been adopted by the Company. The adoption of these amendments did not have a material impact on the Company's consolidated financial statements.

•In August 2020, the IASB issued Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16), with an effective date of January 1, 2021. Phase 2 amendments provide relief for "replacement issues" that may arise during the reform, such as changes to contractual cash flows for financial instruments or hedging relationships resulting from the transition to an alternative benchmark rate.

•In April 2021, the IFRS Interpretations Committee (IFRIC) issued an agenda decision on the treatment of configuration and customization costs associated with cloud computing arrangements where the underlying software is not recognized as an intangible asset. The decision concluded that these costs may be capitalized as a separate intangible asset if they meet both the definition of an intangible asset and the recognition criteria in IAS 38 Intangible Assets. When these costs do not qualify for separate recognition as an intangible asset and are not distinct from the software, these costs are expensed over the term of the software contract as access is provided.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-26	Stantec Inc.

•In April 2021, the IFRIC issued an agenda decision related to defined benefit pension plans which provided guidance on the periods of service that an entity attributes benefit to.

c) Future adoptions
Listed below are the standards, amendments, and interpretations that the Company reasonably expects to be applicable at a future date and intends to adopt when they become effective. The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time.
•In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1). The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity. The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. In July 2020, the effective date was deferred to January 1, 2023.
•In May 2020, the IASB issued Onerous Contracts-Cost of Fulfilling a Contract (Amendments to IAS 37). The amendments clarify which costs to include in assessing whether a contract is onerous. The amendments are effective January 1, 2022, with earlier application permitted.

•In February 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments define accounting estimates and clarify the distinction between changes in accounting estimates and changes in accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted.

•In February 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS
Practice Statement 2). The amendments provide guidance to help entities disclose their material (previously
"significant") accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted.

•In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction
(Amendments to IAS 12). The amendments narrow the scope of the recognition exemption so that companies would be required to recognize deferred tax for transactions that give rise to equal amounts of taxable and deductible temporary differences, such as leases. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted, applied retrospectively.

7. Business Acquisitions
Acquisitions in 2020
On October 1, 2020, the Company acquired certain assets and liabilities of Teshmont Consultants LP (Teshmont) for cash consideration and notes payable. Teshmont is an electrical engineering consulting company specializing in high voltage power transmission and distribution engineering, based in Winnipeg, Manitoba. This addition further strengthened the Company's Energy & Resources operations in the Canada CGU.

On November 27, 2020, the Company acquired all the shares and business of AGEL adviseurs B.V. (AGEL) for cash consideration and notes payable. AGEL is a multi-discipline engineering firm specializing in environmental services, spatial development, infrastructure, and GIS services. AGEL is based in Oosterhout, Netherlands and strengthened the Environmental Services operations in the Company's Global group of CGUs.

On December 31, 2020, the Company acquired all the shares and business of Wenck Enterprises Inc. (Wenck) for cash consideration and notes payable. Wenck is an environmental services business whose engineering and environmental solutions support clients in the industrial, infrastructure, energy, and real estate sectors. Wenck is headquartered in Maple Plain, Minnesota, with additional offices in Colorado, Wyoming, North Dakota, and Georgia and strengthened the Company's Environmental Services operations in the Company's United States CGU.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-27	Stantec Inc.

Aggregate consideration for acquisitions completed in 2020 was $61.3. Goodwill from the acquisitions was $31.4 and the fair value of of the identifiable net assets acquired was $29.9. Identifiable net assets acquired included working capital of $13.3, intangible assets of $12.7, and other net assets of $3.9.

Acquisitions in 2021
On March 1, 2021, the Company acquired all the shares and business of Greg Tucker and Associates Pty Ltd. (GTA)
for cash consideration and notes payable. GTA is an Australian-based transportation planning and engineering firm with offices in Melbourne, Sydney, Brisbane, Adelaide, and Perth. This addition further strengthens the Company's
Infrastructure operations in the Global group of CGUs.

On May 1, 2021, the Company acquired all the shares and business of Clever West Investments Pty Ltd. (Engenium)
for cash consideration and notes payable. Engenium is based in Australia and specializes in the delivery of sustainable mining, resources, and industrial infrastructure projects, and has a strong focus on renewable energy and sustainable solutions. This addition further strengthens the Company's commitment to sustainability in its Global group of CGUs and Energy & Resources operations.

On September 30, 2021, the Company acquired certain assets and liabilities of Paleo Solutions, Inc. (Paleo). Paleo is a full-service natural resources and cultural resources management consulting firm. Paleo provides paleontological and archaeological services for the rail, transportation, water, and power sectors. Paleo is headquartered in Los Angeles, California with offices in Redlands, California and Denver, Colorado. This addition further strengthens the Company's commitment to sustainability in the Environmental Services operations in the United States CGU.

On November 1, 2021, the Company acquired all the shares of Driven by Values B.V. (Driven by Values) for cash consideration and notes payable. Driven by Values is an environmental services firm specialized in energy transition. Drive by Values is in the Netherlands with offices in Eindhoven and Sittard. This addition further strengthens the Company's Global Environmental Services operations in the Global group of CGUs.

On December 8, 2021, the Company acquired all of the shares of the North America and Asia Pacific engineering and consulting groups of Cardno Limited (Cardno). Cardno is a multidisciplinary firm specializing in designing, developing, and delivering sustainable projects. The operations include 85 offices primarily in the United States, Australia and New Zealand. This addition further strengthens the Company's Environmental Services and Infrastructure operations in the United States CGU, and the Environmental Services, Infrastructure, and Water operations in the Global group of CGUs.

On December 31, 2021, the Company acquired certain assets and liabilities of Cox|McLain Environmental Consulting, Inc (CMEC). CMEC is a full-service environmental consulting firm that provides comprehensive environmental and cultural resource compliance services. CMEC is headquartered in Austin, Texas with additional offices in Houston and Irving, Texas; Oklahoma City and Tulsa, Oklahoma; Washington DC; and Baton Rouge, Louisiana. This addition further strengthens the Company's Environmental Services operations in the United States CGU.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-28	Stantec Inc.

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

For the acquisitions completed	Notes	Cardno acquisition $	Other acquisitions $	Total $

Cash consideration		657.6	77.1	734.7
Notes payable	17	1.0	40.6	41.6
Consideration		658.6	117.7	776.3

Cash consideration		657.6	77.1	734.7
Cash acquired		19.5	12.7	32.2
Net cash paid		638.1	64.4	702.5

Assets and liabilities acquired
Non-cash working capital
Trade receivables		84.9	14.0	98.9
Unbilled receivables		39.9	3.6	43.5
Trade and other payables		(64.6)	(10.9)	(75.5)
Deferred revenue		(41.6)	(1.4)	(43.0)
Other non-cash working capital		11.5	0.5	12.0
Property and equipment	11	11.0	0.6	11.6
Lease assets	12	70.4	9.5	79.9
Intangible assets	14	175.2	30.5	205.7
Lease liabilities		(82.3)	(9.1)	(91.4)
Other		(8.2)	(2.3)	(10.5)
Deferred tax liabilities	27	(14.6)	(5.3)	(19.9)
Total identifiable net assets at fair value		201.1	42.4	243.5
Goodwill arising on acquisitions	13	457.5	75.3	532.8

Trade receivables, unbilled receivables, and deferred revenue are recognized at fair value at the time of acquisition, and their fair value approximated their net carrying value.

The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition as if the acquired leases were new leases at the acquisition date. The lease assets were measured at an amount equal to the lease liabilities and adjusted to reflect the favorable/unfavorable terms of the lease relative to market terms.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Tax deductible goodwill and intangible assets arising from the Cardno acquisition are nil, and other acquisitions are $27.4.

The Company assumed $9.2 in provisions for claims relating to Cardno and other acquisitions. As at December 31, 2021, provision for claims outstanding relating to all prior acquisitions were $14.2, based on their expected probable outcome (note 18). Certain of these claims are indemnified by the acquiree (note 15).

Cardno's gross revenue since the acquisition date was $36.9. For all other acquisitions, gross revenue since the acquisition date was $52.3. If the acquisition of Cardno had taken place at the beginning of the year, gross revenue and profit from the combined continuing operations for 2021 would have been $5,140.4 (unaudited) and $208.4 (unaudited), respectively. These pro-forma results are not necessarily representative of future performance.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-29	Stantec Inc.

Directly attributable acquisition-related costs for Cardno of $10.0, and other acquisitions of $0.5 have been expensed in administrative and marketing expenses. These costs consist primarily of legal, accounting, and financial advisory fees and costs directly related to the acquisition.

Fair value of net assets for current and prior year acquisitions
The preliminary fair values of the net assets recognized in the Company’s consolidated financial statements were based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition dates. Management finalized the fair value assessments of assets and liabilities purchased from Teshmont, AGEL, Wenck and GTA and is awaiting the finalization of the vendors' closing financial statements and tax review for Engenium, Paleo, Driven by Values, Cardno, and CMEC. Once the outstanding information from the acquisitions is received, reviews are completed, and approvals are obtained, the valuation of acquired assets and liabilities will be finalized. No significant measure period adjustments were recorded during 2021.

8. Discontinued Operations
In 2018, the Company completed the sale of its Construction Services reportable segment. Pursuant to executed settlement agreements, project loss recoveries of $12.0 were recognized in 2020.

9. Cash and Cash Equivalents
The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

	December 31 2021	December 31 2020
	$	$
Cash	183.9	278.7
Cash in escrow	—	4.5
Unrestricted investments	10.0	6.3
Cash and deposits	193.9	289.5
Bank indebtedness	(7.2)	(4.7)
Cash and cash equivalents	186.7	284.8

Cash in escrow includes cash consideration for an acquisition.

10. Trade and Other Receivables

	December 31, 2021	December 31 2020
	$	$
Trade receivables, net of expected credit losses of $2.0 (2020 – $3.0)	787.9	702.7
Holdbacks, current	28.6	19.7
Other	7.2	15.6
Trade and other receivables	823.7	738.0

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-30	Stantec Inc.

The aging analysis of gross trade receivables is as follows:

	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121+ $
December 31, 2021	789.9	467.8	181.1	56.3	30.6	54.1
December 31, 2020	705.7	389.5	160.3	60.9	25.9	69.1

Information about the Company’s exposure to credit risks for trade and other receivables is included in note 25.

11. Property and Equipment

	Engineering Equipment $	Office Equipment $	Leasehold Improvements $	Other $	Total $
Cost
December 31, 2019	126.8	86.8	246.6	40.4	500.6
Additions	13.3	5.0	12.6	2.4	33.3
Additions arising on acquisitions	1.4	0.4	0.2	0.2	2.2
Disposals	(22.6)	(6.0)	(15.0)	(1.7)	(45.3)
Impact of foreign exchange	(0.5)	(0.9)	(1.8)	(0.7)	(3.9)
December 31, 2020	118.4	85.3	242.6	40.6	486.9
Additions	21.5	5.1	15.1	4.5	46.2
Additions arising on acquisitions	5.6	0.7	3.3	2.0	11.6
Disposals	(15.3)	(6.7)	(15.7)	(3.2)	(40.9)
Impact of foreign exchange	(1.5)	(0.8)	(1.4)	(0.6)	(4.3)
December 31, 2021	128.7	83.6	243.9	43.3	499.5
Accumulated depreciation
December 31, 2019	65.3	37.9	92.7	18.2	214.1
Depreciation	17.2	8.1	29.7	2.9	57.9
Disposals	(20.5)	(5.5)	(14.9)	(1.4)	(42.3)
Impairment (note 12)	—	3.2	16.3	—	19.5
Impact of foreign exchange	(0.5)	(0.5)	(1.1)	(0.3)	(2.4)
December 31, 2020	61.5	43.2	122.7	19.4	246.8
Depreciation	17.5	7.2	26.2	3.0	53.9
Disposals	(14.7)	(5.7)	(15.6)	(2.5)	(38.5)
Impairment net of reversal (note 12)	—	1.6	4.1	—	5.7
Impact of foreign exchange	(0.8)	(0.3)	(0.8)	(0.2)	(2.1)
December 31, 2021	63.5	46.0	136.6	19.7	265.8
Net book value
December 31, 2020	56.9	42.1	119.9	21.2	240.1
December 31, 2021	65.2	37.6	107.3	23.6	233.7

Leasehold improvements includes construction work in progress of $3.4 (2020 – $0.2) on which depreciation has not started.

Included in the Other category is automotive equipment, buildings, land, and an ownership interest in an aircraft.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-31	Stantec Inc.

12. Lease Assets

	Building $	Other $	Total $
December 31, 2019	554.4	4.1	558.5
Additions	40.7	1.7	42.4
Acquisitions	7.0	—	7.0
Depreciation	(115.0)	(2.7)	(117.7)
Modifications	16.4	0.4	16.8
Impairment	(59.1)	—	(59.1)
Foreign exchange	(1.0)	0.1	(0.9)
December 31, 2020	443.4	3.6	447.0
Additions	43.8	12.2	56.0
Acquisitions	74.0	5.9	79.9
Depreciation	(102.9)	(5.0)	(107.9)
Modifications	24.4	0.2	24.6
Impairment net of reversal	(19.1)	—	(19.1)
Foreign exchange	(3.9)	(0.1)	(4.0)
December 31, 2021	459.7	16.8	476.5

The Company leases buildings for its office spaces across the globe. Lease terms typically range from 1 to 18 years and had a weighted average remaining lease term of 7.3 years at December 31, 2021 (2020 - 7.1 years). To provide operational flexibility, the Company seeks to include extension or termination options in new leases.

The Company leases vehicles and office equipment with terms typically ranging from 2 to 7 years and had a weighted average remaining lease term of 3.4 years at December 31, 2021 (2020 - 2.5 years). These leases do not usually contain extension options, purchase options, or residual value guarantees.

The Company also leases IT equipment and other equipment with terms typically ranging from 1 to 5 years. These leases are generally short-term or for low-value assets that the Company has elected not to recognize in lease assets and lease liabilities.

As part of the Company's strategic initiative beginning in 2020, the real estate lease portfolio was evaluated and resulted in the approval of a formal plan to sublease and exit certain underutilized office spaces. This change in use resulted in the recognition of impairment losses, where the carrying amount of the assets exceeded the recoverable amount, determined based on the value in use method, and an onerous contract provision of $12.5 (note 18).

Impairment losses during the year ended December 31, 2021 are as follows:

Reportable segments	Canada	United States	Global	Total
Impairment losses
Lease assets	10.5	12.6	0.6	23.7
Property and equipment	1.9	4.8	0.2	6.9
Impairment reversals	(3.8)	(1.2)	(0.8)	(5.8)
Net impairment of lease assets and property and equipment	8.6	16.2	—	24.8
Recoverable amount	—	6.8	1.1	7.9

During 2021, payments made for variable costs on impaired office lease assets reduced the estimated future cash outflows and increased the recoverable amount of the leased assets resulting in the reversal of previously recorded impairments.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-32	Stantec Inc.

Impairment losses during the year ended December 31, 2020 were as follows:

Reportable segments	Canada	United States	Global	Total
Impairment losses
Lease assets	50.4	4.8	3.9	59.1
Property and equipment	16.3	1.7	1.5	19.5
Total	66.7	6.5	5.4	78.6
Recoverable amount	8.4	1.2	2.4	12.0

Amounts recognized in administrative and marketing expenses	For the year ended December 31,
	2021	2020
	$	$
Rent expense - variable lease payments	43.5	49.7
Rent expense - short-term leases and leases of low-value assets	2.5	3.3
Income from subleases	(3.1)	(5.6)

Total	42.9	47.4

Variable lease payments include operating expenses, real estate taxes, insurance, and other variable costs. Future undiscounted cash flows for short-term leases, leases of low-value assets, variable lease payments, and sublease payments receivable are disclosed in note 21.

Cash outflows for lease liabilities are disclosed in note 33.

13. Goodwill

	December 31 2021	December 31 2020
	$	$
Gross goodwill, beginning of the year	1,851.8	1,829.8
Acquisitions	532.8	31.4
Impact of foreign exchange	(22.3)	(9.4)
Gross goodwill, end of the year	2,362.3	1,851.8
Accumulated impairment losses	(178.0)	(178.0)
Net goodwill, end of the year	2,184.3	1,673.8

Goodwill arising from acquisitions includes factors such as the expertise and reputation of the assembled workforce acquired, the geographic location of the acquiree, and the expected synergies.

The Company considers its CGUs based on the interdependence of cash flows between different geographic locations and how management monitors the operations. As such, the CGUs are defined as Canada, US, Asia/Pacific, Latin America, and UK/Europe/Middle East. As goodwill is not monitored at a level lower than the Company’s operating segments, the CGUs excluding Canada and the US are grouped in Global for purposes of allocating goodwill and testing impairment.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-33	Stantec Inc.

Goodwill was allocated to its CGUs or group of CGUs as follows:

	December 31 2021	December 31 2020
	$	$
Canada	359.5	359.5
United States	1,304.9	963.1
Global	519.9	351.2
Allocated	2,184.3	1,673.8

On October 1, 2021, and October 1, 2020, the Company performed its annual goodwill impairment test in accordance with its policy described in note 4. Based on the results of the 2021 and 2020 tests, the Company concluded that the recoverable amount of each CGU or group of CGUs exceeded its carrying amount and, therefore, goodwill was not impaired.

Assumptions
The calculation of fair value less costs of disposal is most sensitive to the following key assumptions:
•Operating margin rates based on actual experience and management’s long-term projections.
•Discount rates reflecting investors’ expectations when discounting future cash flows to a present value, taking into consideration market rates of return, capital structure, company size, and industry risk. If necessary, a discount rate is further adjusted to reflect risks specific to a CGU or group of CGUs when future estimates of cash flows have not been adjusted. For its October 1, 2021 impairment tests, the Company discounted the cash flows for each CGU or group of CGUs using an after-tax discount rate ranging from 7.7% to 28.5% (October 1, 2020 – 8.3% to 25.9%).

Other assumptions:
•Terminal growth rates based on actual experience and market analysis. Projections are extrapolated beyond five years using a growth rate that does not exceed 2.5% (2020 – 3.0%).
•Non-cash working capital requirements are based on historical actual rates, market analysis, and management’s long-term projections.
•Net revenue growth rate based on management’s best estimates of cash flow projections over a five-year period.
The Cardno acquisition completed on December 8, 2021 added $457.5 combined goodwill to the US CGU and the Global group of CGUs, requiring the Company to perform an updated goodwill impairment test for both CGUs on December 31, 2021, in accordance with IAS 36. Based on the results of the December 31, 2021 update test, the Company concluded that the recoverable amount of the US CGU and Global group of CGUs exceeded its carrying amount; therefore, goodwill was not impaired. The key assumptions applied to the update goodwill test was consistent with those applied to the annual test.

Sensitivity to changes in assumptions
As at October 1, 2021 and December 31, 2021, the recoverable amounts of CGUs and group of CGUs tested exceeded their carrying amounts and management believes that no reasonably possible change in any of the above key assumptions would have caused the carrying amount to exceed its recoverable amount.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-34	Stantec Inc.

14. Intangible Assets

	Client Relationships	Contract Backlog	Software	Other	Total
	$	$	$	$	$
Cost
December 31, 2019	325.3	13.7	65.0	2.3	406.3
Additions	—	—	3.4	—	3.4
Additions arising on acquisitions	9.8	2.7	—	0.2	12.7
Removal of fully amortized assets	(9.7)	(14.3)	(27.4)	(0.5)	(51.9)
Impact of foreign exchange	(0.4)	0.5	(1.7)	—	(1.6)
December 31, 2020	325.0	2.6	39.3	2.0	368.9
Additions	—	—	48.5	0.7	49.2
Additions arising on acquisitions	152.6	51.5	—	1.6	205.7
Removal of fully amortized assets	(8.7)	(4.1)	(13.0)	(0.2)	(26.0)
Impact of foreign exchange	(5.7)	0.2	(0.1)	—	(5.6)
December 31, 2021	463.2	50.2	74.7	4.1	592.2
Accumulated amortization
December 31, 2019	142.9	8.8	34.5	0.5	186.7
Amortization	31.6	5.0	16.6	—	53.2
Removal of fully amortized assets	(9.7)	(14.3)	(27.4)	(0.5)	(51.9)
Impact of foreign exchange	(1.6)	0.5	—	—	(1.1)
December 31, 2020	163.2	—	23.7	—	186.9
Amortization	32.5	6.8	20.4	0.3	60.0
Removal of fully amortized assets	(8.7)	(4.1)	(13.0)	(0.2)	(26.0)
Impact of foreign exchange	(2.0)	0.1	(0.1)	—	(2.0)
December 31, 2021	185.0	2.8	31.0	0.1	218.9
Net book value
December 31, 2020	161.8	2.6	15.6	2.0	182.0
December 31, 2021	278.2	47.4	43.7	4.0	373.3

During 2021, the Company concluded that there were no indicators of impairment related to intangible assets.
The net book value of software acquired through software financing obligations is $33.5 (2020 - $5.5). In 2021, software additions through software financing obligations were $44.4 (2020 - $0.4) and have been excluded from the consolidated statement of cash flows (note 33).

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-35	Stantec Inc.

15. Other Assets

		December 31 2021	December 31 2020
	Note	$	$
Financial assets
Investments held for self-insured liabilities	24	198.3	174.9
Holdbacks on long-term contracts		23.6	25.9
Other		15.5	12.4
Non-financial assets
Investments in joint ventures and associates		7.4	8.3
Other		7.6	11.8
		252.4	233.3
Less current portion - financial		21.4	34.7
Less current portion - non-financial		2.1	7.4
Long-term portion		228.9	191.2

Financial assets-other primarily include indemnifications, sublease receivables, deposits, and total return swaps on share-based compensation units (note 25). Non-financial assets - other include deferred contract costs, transactions costs on long-term debt, and investment tax credits.

Investments held for self-insured liabilities include government and corporate bonds that are classified as FVOCI with unrealized gains (losses) recorded in other comprehensive income. Investments also include equity securities that are classified as FVPL with gains (losses) recorded in net income. During 2021, the Company recorded an unrealized gain on equity securities of $13.9 (2020 - unrealized gain of $0.7) (note 31) and an unrealized loss on bonds of $2.9 (2020 - unrealized gain of $3.0).

Their fair value and amortized cost are as follows:

	December 31 2021		December 31 2020
	$		$
	Fair Value	Amortized Cost/Cost	Fair Value	Amortized Cost/Cost
Bonds	124.4	124.5	115.5	112.6
Equity securities	73.9	55.3	59.4	54.7
Total	198.3	179.8	174.9	167.3

The bonds bear interest at rates ranging from 0.80% to 4.55% per annum (2020 – 0.88% to 4.25%). The terms to maturity of the bond portfolio, stated at fair value, are as follows:

	December 31 2021	December 31 2020
	$	$
Within one year	17.3	31.4
After one year but not more than five years	104.8	77.5
More than five years	2.3	6.6
Total	124.4	115.5

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-36	Stantec Inc.

16. Trade and Other Payables

	December 31 2021	December 31 2020
	$	$
Trade accounts payable	213.1	217.6
Employee and payroll liabilities	349.5	277.4
Accrued liabilities	72.1	81.0
Trade and other payables	634.7	576.0

During 2021, certain jurisdictions, primarily the United States, the United Kingdom, and Australia permitted companies to defer certain non-corporate tax payments. At December 31, 2021, the Company deferred payments of these non-corporate taxes of $17.4 which are due before the end of 2022 and are recorded in Trade and Other Payables.

17. Long-Term Debt

	December 31 2021	December 31 2020
	$	$
Senior unsecured notes	298.2	299.5
Revolving credit facility	543.3	—
Term loan	307.9	309.1
Notes payable	64.7	68.8
Software financing obligations	31.0	3.4
	1,245.1	680.8
Less current portion	51.0	46.6
Long-term portion	1,194.1	634.2

Senior unsecured notes
The Company has $300.0 of senior unsecured notes (the notes) that mature on October 8, 2027. The notes bear interest at a fixed rate of 2.048% per annum, which is payable in Canadian funds semi-annually on April 8th and October 8th of each year. The notes rank pari passu with all other debt and future indebtedness of the Company.

Revolving credit facilities and term loan
On October 29, 2021, the Company amended its syndicated senior credit facilities consisting of a senior revolving credit facility in the maximum amount of $800.0 and a senior term loan of $310.0 in two tranches. Additional funds of $600.0 can be accessed subject to approval and under the same terms and conditions. The amendments changed certain terms and conditions, including extending the maturity date of the revolving credit facility from June 27, 2024 to October 29, 2026, extending the maturity date of the $150.0 tranche B of the term loan from June 27, 2022 to October 29, 2024, extending the maturity date of the $160.0 tranche C of the term loan from June 27, 2023 to October 29, 2026, and adding two sustainability linked metrics based on greenhouse gas emissions and gender equality index score. The amendments to the terms and conditions were not considered to be substantial. As such, the amendments were accounted for as a debt modification.

The revolving credit facility and the term loan are unsecured and may be repaid from time to time at the option of the Company. At December 31, 2021, $403.0 (2020 - nil) of the revolving credit facility was payable in Canadian funds and $140.3 (US$111.0) (2020 - nil) was payable in US funds. As at December 31, 2021 and 2020, both tranches of the term loan were payable in Canadian funds. The average interest rate for the revolving credit facility and term loan at December 31, 2021, was 2.15% (2020 – 2.55%).

The funds available under the revolving credit facility are reduced by outstanding letters of credit issued pursuant to the facility agreement. At December 31, 2021, the Company had issued outstanding letters of credit that expire at various dates before October 2022, are payable in various currencies, and total $5.8 (2020 – $8.8). These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At December 31, 2021, $243.7 (2020 – $786.5) was available under the revolving credit facility.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-37	Stantec Inc.

The Company has an additional separate letter of credit facility outside of its revolving credit facility that provides letters of credit up to $100.0. At December 31, 2021, $76.5 (2020 – $66.2) in aggregate letters of credit outside of the Company’s revolving credit facility were issued and outstanding. These were issued in various currencies. Of these letters of credit, $63.7 (2020 – $53.8) expire at various dates before January 2023 and $12.8 (2020 – $12.4) have open-ended terms.

Notes payable
Notes payable consists primarily of notes payable for acquisitions (note 7). The weighted average interest rate on the notes payable at December 31, 2021, was 1.5% (2020 – 2.4%). Notes payable may be supported by promissory notes and are due at various times from 2022 to 2024. The aggregate maturity value of the notes at December 31, 2021, was $65.3 (2020 – $69.8), of which $3.2 (2020 - $8.5) was payable in Canadian funds, $2.7 (US$2.1) (2020 – $5.7 (US$4.5)) of the notes was payable in US funds, $55.4 (AU$60.3) (2020 – $38.4 (AU$39.2)) was payable in Australian funds, and $4.0 (2020 – $17.2) was payable in other foreign currencies.

Software financing obligations
The Company has financing obligations for software, included in intangible assets, bearing interest at rates up to 4.69% (2020 - up to 4.18%). These obligations expire at various dates before September 2027. Software additions acquired through software financing obligations during 2021 were $44.4 (2020 - $0.4) and have been excluded from the consolidated statement of cash flows (note 33).

Surety facilities
The Company has surety facilities related to Construction Services (which was sold in 2018 - note 8), to accommodate the issuance of bonds for certain types of project work. At December 31, 2021, the Company had retained bonds of $65.5 (US$51.8) (2020 - $155.1 (US$121.8) in US funds under these surety facilities that will expire on completion of the associated projects. The estimated completion dates of these projects are before May 2023. Although the Company remains obligated for these instruments, the purchaser of the Construction Services business has indemnified the Company for any obligations that may arise from these bonds (note 8).

The Company also had $10.1 (2020 - $12.0) in bonds for Consulting Services that will expire on completion of the associated projects. The estimated completion dates of these projects are before October 2028.

18. Provisions

	Self- insured liabilities $	Claims $	Lease restoration $	Onerous contracts $	Total $
Balance, beginning of the year	95.8	13.8	12.2	6.4	128.2
Current year provisions	28.2	2.2	1.7	14.4	46.5
Acquisitions	—	9.2	0.5	—	9.7
Paid or otherwise settled	(14.1)	(4.8)	(1.5)	(4.1)	(24.5)
Impact of foreign exchange	(0.4)	—	(0.2)	—	(0.6)
	109.5	20.4	12.7	16.7	159.3
Less current portion	8.5	17.7	2.5	8.0	36.7
Long-term portion	101.0	2.7	10.2	8.7	122.6

Cash outflows for provisions for claims are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s net cash flows.

Provision for lease restoration relates to building leases (note 12). Cash outflows for provisions for lease restoration are expected to occur within the next one to eighteen years.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-38	Stantec Inc.

19. Employee Defined Benefit Obligations

	December 31, 2021	December 31, 2020
	$	$
Net defined benefit pension asset	(17.0)	(47.3)

Net defined benefit pension liability	42.8	73.7
End of employment benefit plans	15.9	17.5
	58.7	91.2

Defined benefit pension plans
The Company sponsors defined benefit pension plans (the Plans) covering certain full-time and past employees, primarily in the United Kingdom. The benefits for the Plans are based on final compensation and years of service. The Plans are closed to new participants and have ceased all future service benefits, although the future salary link has been retained for certain continuing active members.

The Plans are governed by the laws of the United Kingdom. Each pension plan has a board of trustees that is responsible for administering the assets and defining the investment policies of the Plans.

The funding objective of each pension plan is to have sufficient and appropriate assets to meet actuarial liabilities. The board of trustees reviews the level of funding required based on separate triennial actuarial valuations for funding purposes; the most recent were completed as at March 31, 2020, and February 1, 2019. The Plans required that contributions be made to separately administered funds, which are maintained independently by custodians.The Company expects to contribute approximately $15 to the Plans in 2022.

The Plans expose the Company to a number of risks, including changes to long-term UK interest rates and inflation expectations, movements in global investment markets, changes in life expectancy rates, foreign exchange risk, and regulatory risk from changes in UK pension legislation. The Company is also exposed to price risk because the Plans’ assets include investments in equities.

Guaranteed annuities are purchased for certain plan members upon retirement. In December 2021, the Company also entered into a bulk annuity policy for a UK pension scheme. Future cash flows from annuities will match the amount and timing of certain benefits payable under the Plans, partially mitigating the Company's exposure to future volatility in the related obligations. At December 31, 2021, 54.2% (2020 - 21.1%) of the defined benefit obligation was fully covered against changes in interest rates and longevity post-retirement. Post-retirement benefits that are fully matched with annuity policies have been included in both the asset and liability figures in the following tables.

A liability-driven investment (LDI) strategy has been implemented to mitigate a portion of the Plans’ long-term interest rate and inflation risks by investing in assets that have similar interest rate and inflation characteristics as the Plans’ liabilities. The LDI strategy relates to only a portion of the Plans’ investments; therefore, the Plans remain exposed to significant interest rate and inflation risk, along with the other risks mentioned above.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-39	Stantec Inc.

The following table presents a reconciliation from the opening balances to the closing balances for the net defined benefit liability and its components:

	2021			2020
	Defined Benefit Obligation $	Fair Value of Plan Assets $	Net Defined Benefit Liability $	Defined Benefit Obligation $	Fair Value of Plan Assets $	Net Defined Benefit Liability $
Balance, beginning of the year	601.6	(575.2)	26.4	563.1	(519.3)	43.8
Administrative and marketing expenses
Interest expense (income)	6.8	(6.7)	0.1	10.6	(10.0)	0.6
Past service cost	—	—	—	0.3	—	0.3
Administrative expenses paid by the Plans	—	1.0	1.0	—	1.1	1.1
	6.8	(5.7)	1.1	10.9	(8.9)	2.0
Other comprehensive loss (income)
Return on the plan assets, excluding interest income	—	11.1	11.1	—	(41.1)	(41.1)
Actuarial (gains) losses arising from:
Changes in demographic assumptions	5.0	—	5.0	1.0	—	1.0
Changes in financial assumptions	0.5	—	0.5	40.0	—	40.0
Experience adjustments	(1.8)	—	(1.8)	0.6	—	0.6
Remeasurement loss (gain) on net employee defined benefit liability, before tax	3.7	11.1	14.8	41.6	(41.1)	0.5
Effect of movement in exchange rates	(10.4)	10.1	(0.3)	6.1	(5.8)	0.3
	(6.7)	21.2	14.5	47.7	(46.9)	0.8
Other
Benefits paid	(15.6)	15.6	—	(20.1)	20.1	—
Contributions by employer	—	(16.2)	(16.2)	—	(20.2)	(20.2)
	(15.6)	(0.6)	(16.2)	(20.1)	(0.1)	(20.2)
Balance, end of the year	586.1	(560.3)	25.8	601.6	(575.2)	26.4

The total remeasurement loss on the net employee defined benefit liability at December 31, 2021, is a loss of $10.1, net of deferred tax recovery of $4.7 (2020 – loss of $0.4, net of deferred tax recovery of $0.1).

	December 31, 2021	December 31, 2020
	$	$
Included in the consolidated statement of financial position within:
Net defined benefit asset	(17.0)	(47.3)
Net defined benefit liability	42.8	73.7
	25.8	26.4

The Company has an unconditional right to derive economic benefit from the above surplus and has therefore recognized a net defined benefit asset.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-40	Stantec Inc.

Major categories of plan assets, measured at fair value, are as follows:

	December 31,	December 31,
	2021	2020
	$	$
Cash and cash equivalents	23.1	9.6
Investments quoted in active markets (mutual, exchange-traded, and pooled funds):
Equities	43.1	149.1
Corporate bonds and fixed income	9.9	130.6
Pooled fund liability-driven investments	26.2	21.2
Property funds	1.6	10.1
Unquoted investments:
Annuity policies	317.5	127.0
Insurance contracts:
Equities and property	100.7	85.5
Corporate bonds	27.9	41.2
Cash and cash equivalents	10.3	0.9
Fair value of plan assets	560.3	575.2

The investment policy for the Plans is to balance risk and return. Approximately 19% of plan assets are invested in mutual, exchange-traded, and pooled funds (fair valued using quoted market prices) or held in cash. Approximately 57% of plan assets are held in annuity policies that will have cash flows that match the amount and timing of certain benefits payable under the Plans. The fair value of these policies reflects the present value of the related obligations and is determined using actuarial techniques and guaranteed annuity rates. The remaining assets of the Plans are invested in a wholly insured with-profits insurance contract with a major insurance company. Contributions made to this contract are invested in insurance policies administered by third parties, which provide for a declared rate of interest. The yields on the investments are intended to provide for a steady return on the assets. The insurance contract is fair valued using valuation techniques with market observable inputs.

The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using actuarial valuations. The principal assumptions used in determining pension benefit obligations for the Plans are shown below (expressed as weighted averages):

	December 31, 2021	December 31, 2020
Discount rate	1.80%	1.15%
Rate of increase in salaries	4.27%	4.17%
Rate of inflation, pre-retirement	2.74%	2.40%
Rate of increase in future pensions payment	3.49%	3.41%
Life expectancy at age 65 for current pensioners:
Male	22 years	22 years
Female	24 years	24 years
Life expectancy at age 65 for current members aged 45:
Male	23 years	23 years
Female	25 years	25 years

At December 31, 2021, the weighted average duration of the defined benefit obligation was 15 years (2020 – 15 years).

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-41	Stantec Inc.

Quantitative sensitivity analyses showing the impact on the defined benefit obligation for significant assumptions are as follows:

	December 31, 2021		December 31, 2020
	Increase $	Decrease $	Increase $	Decrease $
Change in discount rate by 0.25%	(22.3)	23.8	(19.6)	20.3
Change in pre-retirement inflation rate by 0.25%	5.1	(5.1)	5.6	(5.3)
Change in salary growth by 0.25%	1.1	(1.1)	1.2	(1.2)
Change in pension increase assumption by 0.25%	12.3	(11.6)	12.9	(12.3)
Change in one year in the life expectancy	12.0	(12.0)	13.3	(13.3)

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting year. The sensitivity analyses were based on changing a significant assumption and keeping all other assumptions constant and may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another.

Bulk annuity
In December 2021, the Company entered into a bulk annuity policy for a UK pension scheme which resulted in an remeasurement adjustment of $39.4, representing the difference between the premium paid for the annuity policy and the value of the related defined benefit obligation. Future cash flows from this bulk annuity will match the amount and timing of certain benefits payable under the scheme. The bulk annuity does not extinguish the Company's risks and obligations under the plan.

End of employment benefit plans
The liability for end of employment benefit plans represents the Company’s estimated obligations for long service leave and annual leave that is legislated in some countries in which the Company operates.

20. Other Liabilities

		December 31, 2021	December 31, 2020
	Note	$	$
Cash-settled share-based compensation	23	62.0	25.5
Deferred non-corporate tax liabilities	16	—	13.2
Interest rate swap	25	2.3	6.9
Other		8.2	8.2
		72.5	53.8
Less current portion		34.5	14.3
Long-term portion		38.0	39.5

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-42	Stantec Inc.

21. Commitments
The Company has various lease commitments included in lease liabilities (note 12). In addition, the Company has commitments for variable lease payments, short-term leases, and leases of low-value assets. These commitments as at December 31, 2021, are as follows:

	Total $	Less than 1 Year $	1 to 3 Years $	After 3 Years $
Variable lease payments	291.2	50.6	79.4	161.2
Short-term and low value lease payments	2.8	2.2	0.6	—
Leases not commenced but committed	33.3	1.5	6.1	25.7
	327.3	54.3	86.1	186.9

Future minimum payments receivable under non-cancelable sublease agreements as at December 31, 2021, are $7.2 (2020 - $7.9), of which $3.0 (2020 - $2.1) relates to sublease receivables included in other assets (note 15).

22. Contingencies and Guarantees
The nature of the Company’s legal claims and the provisions recorded for these claims are described in notes 4 and 5. Although the Company accrues adequate provisions for probable legal claims, it has contingent liabilities relating to reported legal incidents that, based on current known facts, are not probable to result in future cash outflows. The Company is monitoring these incidents and will not accrue any provision until further information results in a situation in which the criteria required to record a provision is met. Due to the nature of these incidents, such as the range of possible outcomes and the possibility of litigation, it is not practicable for management to estimate the financial effects of these incidents, the amount and timing of future outflows, and the possibility of any reimbursement of these outflows.

In the normal course of business, the Company provides indemnifications and, in limited circumstances, surety bonds and guarantees. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. The Company also indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require the Company to compensate the counterparty for costs incurred as a result of various events, including changes to or in the interpretation of laws and regulations, or as a result of damages or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications and guarantees will vary based on the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. In most cases, the potential payment amount of an outstanding indemnification or guarantee is limited to the remaining cost of work to be performed under service contracts. The Company carries liability insurance, subject to certain deductibles and policy limits, that provides protection against certain insurable indemnifications. Historically, the Company has not made any material payments under such indemnifications or guarantees, and no amounts have been accrued in the consolidated financial statements with respect to these indemnifications and guarantees.

23. Share Capital
Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares
On November 9, 2021, the Company received approval from the TSX to renew its Normal Course Issuer Bid (NCIB), enabling it to purchase up to 5,559,312 common shares during the period November 16, 2021, to November 15, 2022. The Company also has an Automatic Share Purchase Plan (ASPP) which allows a broker, in its sole discretion and based on the parameters established by the Company, to purchase common shares for cancellation under the

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-43	Stantec Inc.

NCIB at any time during predetermined trading blackout periods. As at December 31, 2021 and December 31, 2020, no liability was recorded in the Company’s consolidated statements of financial position in connection with the ASPP.

During 2021, 939,482 (2020 – 2,047,948) common shares were repurchased for cancellation pursuant to the NCIB at a cost of $50.7 (2020 – $78.3). Of this amount, $8.1 and $0.1 (2020 – $16.8 and $0.4) reduced share capital and contributed surplus, respectively, and $42.5 (2020 – $61.1) was charged to retained earnings.

Dividends
Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends paid in 2021.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $
November 4, 2020	December 31, 2020	January 15, 2021	0.155	17.2
February 24, 2021	March 31, 2021	April 15, 2021	0.165	18.4
May 5, 2021	June 30, 2021	July 15, 2021	0.165	18.3
August 4, 2021	September 30, 2021	October 15, 2021	0.165	18.4
November 3, 2021	December 31, 2021	January 18, 2022	0.165	—

At December 31, 2021, trade and other payables included $18.3 (2020 – $17.2) related to the dividends declared on November 3, 2021.

Share-based payment transactions
The Company has a long-term incentive program that uses share options, restricted share units, and performance share units (RSUs and PSUs). The Company also has a deferred share unit (DSUs) plan for the board of directors.

During 2021, the Company recognized share-based compensation expense of $46.7 (2020 – $16.4) in administrative and marketing expenses in the consolidated statements of income. The amount expensed included $0.1 (2020 – $1.0) related to the amortization of the fair value of options granted and $46.6 (2020 – $15.4) related to the cash-settled share-based compensation (RSUs, PSUs, and DSUs). Also, an adjustment of $4.9 (December 31, 2020 - $0.9) was included in contributed surplus for deferred tax impacts on share-based compensation.

a)Share options

	For the year ended December 31, 2021		For the year ended December 31, 2020
	Shares #	Weighted Average Exercise Price per Share $	Shares #	Weighted Average Exercise Price per Share $

Share options outstanding, beginning of the year	2,123,800	32.45	4,051,080	32.17
Exercised	(1,267,614)	32.50	(1,840,320)	31.83
Forfeited	(7,908)	32.98	(86,960)	32.58

Share options outstanding, end of the year	848,278	32.37	2,123,800	32.45
Share options vested, end of the year	848,278	32.37	1,816,592	32.36

These options are held by officers and employees, expire on dates between March 3, 2022 and May 15, 2023, and can be exercised between a range of price per share of $31.75 - $32.98. The weighted average remaining contractual life is 0.78 year.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-44	Stantec Inc.

b)Cash-settled share-based payments
A summary of the Company’s RSUs, PSUs, and DSUs is as follows:

	December 31, 2021			December 31, 2020
	RSUs #	PSUs #	DSUs #	RSUs #	PSUs #	DSUs #
Units, beginning of year	289,180	869,337	163,249	164,704	875,739	275,950
Granted	128,579	251,120	37,162	142,043	320,256	37,147
Paid	—	(235,373)	—	—	(234,966)	(149,848)
Forfeited	(10,997)	(23,052)	—	(17,567)	(91,692)	—
Units, end of year	406,762	862,032	200,411	289,180	869,337	163,249

The Company entered into total return swaps for a portion of its RSUs and DSUs to offset its exposure to the change in common share price (note 25).

Restricted share units
Under the Company’s long-term incentive program, certain officers and employees may be granted RSUs. During 2021, the Company granted 124,599 RSUs (2020 - 138,148) at a fair value of $6.7 (2020 - $5.8). These units are adjusted for dividends as they arise, based on the number of units held on the record date, and the fair value is determined based on the trading price of the Company's common shares. For units that vest upon completing a three-year service condition, unit holders will receive cash payments based on the number of units held on the record date and the volume weighted average trading price of the Company’s common shares for the last five trading days preceding the vesting date, less withholding amounts.

At December 31, 2021, the obligations accrued for RSUs were $15.4 (2020 - $4.2) included in other liabilities (note 20).

Performance share units
Under the Company’s long-term incentive program, certain members of the senior leadership team may be granted PSUs. These units are adjusted for dividends as they arise, based on the number of units held on the record date. The number of units that vest upon completing a three-year service condition, is subject to a percentage that can range from 0% to 200%, depending on achieving three-year performance and market objectives. The objectives include return on equity target for a 60% weighting and total shareholder return relative to the Company's peer group for a 40% weighting.

The fair value of these units is measured using the Monte Carlo method. For units that vest upon completing a three-year service condition that starts after the grant date, unit holders will receive a cash payment based on the closing market price of the Company’s common shares on the third anniversary date of issue, unit holders will receive cash payments based on the number of units held on the record date and the volume weighted average trading price of the Company’s common shares for the last five trading days preceding the vesting date, less withholding amounts.

During 2021, 242,701 PSUs (2020 - 308,136) were granted at a fair value of $14.0 (2020 - $16.4). 235,373 PSUs were paid (2020 - 234,966) at a value of $9.0 (2020 - $6.6). At December 31, 2021, the obligations accrued for PSUs were $32.5 (2020 – $14.3) included in other liabilities (note 20).

Deferred share units
The directors of the board receive DSUs and annually elect to receive an additional fixed value compensation in the form of either DSUs or cash payment, less withholding amounts, to purchase common shares. These units vest on their grant date and are adjusted for dividends as they arise, based on the number of units held on the record date. The fair value is determined based on the trading price of the Company's common shares and are paid in cash to the directors of the board on their death or retirement. Cash payment is determined at the volume weighted average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death or retirement.

During 2021, 37,162 DSUs (2020 – 37,147) were granted at a fair value of $1.8 (2020 – $1.4), based on the closing market price of the Company’s common shares at the grant date. In 2021, no payments were made for DSUs (2020 -

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-45	Stantec Inc.

149,848 DSUs were paid at a value of $6.1). At December 31, 2021, the outstanding and vested DSUs had a fair value of $14.1 (2020 – $6.7) included in other liabilities (note 20).

24. Fair Value Measurements
When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets and liabilities at fair value on a recurring basis.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period.

During 2021, no changes were made to the method of determining fair value and no transfers were made between levels of the hierarchy.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis at December 31, 2021:

		Carrying Amount	Level 1	Level 2	Level 3
	Notes	$	$	$	$
Assets
Investments held for self-insured liabilities	15	198.3	—	198.3	—
Total return swap on share-based compensation units	15,25	0.3	—	0.3	—
Foreign currency forward contracts	25	0.3	—	0.3	—
Liabilities
Interest rate swap	20,25	2.3	—	2.3	—

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis as at December 31, 2021:

		Carrying Amount	Level 1	Level 2	Level 3
	Note	$	$	$	$
Senior unsecured notes	17	298.2	—	290.1	—
Notes payable	17	64.7	—	64.7	—

The fair value of senior unsecured notes and notes payable is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-46	Stantec Inc.

25. Financial Instruments
a)Derivative financial instruments
Interest rate swap
The Company has an interest rate swap agreement to hedge the interest rate variability on tranche C of the term loan with a notional amount of $160.0, maturing on June 27, 2023. The swap agreement has the effect of converting the variable interest rate on the term loan, based on a bankers’ acceptance rate, into a fixed interest rate of 2.295%, plus applicable basis points spread. The change in fair value of the interest rate swap, estimated using market rates at December 31, 2021, is an unrealized gain of $4.6 ($3.5 net of tax) (2020 - loss of $5.4 ($4.1 net of tax)). The Company has designated the swap as a cash flow hedge against tranche C.

There is an economic relationship between the interest rate swap and this tranche of the term loan because the terms of the two instruments match (i.e., notional amount, payment, and reset dates). The Company has established a hedge ratio of 1:1 for the hedging relationship as the underlying risks of the interest rate swap are identical to the hedged risks.

Hedge ineffectiveness could arise due to a renegotiation or amendment made to the hedged term loan resulting in a reduced term or a mismatch in the notional amount compared to the interest rate swap.

Total return swaps on share-based compensation units
In December 2021, the Company entered into total return swap (TRS) agreements with financial institutions to manage its exposure to changes in the fair value the Company's shares for certain cash-settled share-based payment obligations. The TRS agreements fixed the impact that the Company's share price has on the payments required to settle the obligations for RSUs and DSUs.

The Company designated the TRSs related to its RSUs as a cash flow hedge, with a notional amount of $24.9 maturing between 2022 and 2024. There is an economic relationship between these TRSs and the obligation for RSUs because the terms of the two instruments match (i.e., notional amount and payment). The Company has established a hedge ratio of 1:1 for the hedging relationship as the underlying risk of the TRSs are identical to the hedged risk component. Hedge ineffectiveness could arise if actual forfeitures of RSUs are greater than anticipated which could create a mismatch in the notional amounts.

The fair value of the TRSs, recorded in other assets (note 15), are based on the difference between the hedged price and the fair value of the Company’s common shares. For the year ended December 31, 2021, changes in the fair value of the TRSs related to the Company's RSUs of $0.1 ($0.1 net of tax) were recognized in other comprehensive (loss) income and $0.1 ($0.1 net of tax) was reclassified to the consolidated statements of income, in administrative and marketing expenses. Changes in the fair value of the TRSs related to the Company's DSUs, for which hedge accounting was not applied, of $0.1 were recognized in administrative and marketing expenses in the consolidated statements of income.

Foreign currency forward contracts
As at December 31, 2021, the Company has foreign currency forward contracts to purchase AUD$42.8 for CAD$39.3 equivalent on the trade date and matures at various dates before May 2022 (2020 - USD$75.0 for CAD$96.0 and matured on February 5, 2021). These were entered to mitigate the risk of foreign currency fluctuations. The fair value of these contracts, estimated using market rates as at December 31, 2021, is an unrealized gain of $0.3 (2020 - unrealized loss of $0.5) and was recorded in foreign exchange losses and in the consolidated statements of financial position within trade and other receivables.

b)Nature and extent of risks
The COVID-19 pandemic, as described in note 5, has had adverse financial impacts on the global economy, but the Company has not seen any increases to its risk exposure. Management continues to closely monitor the impact of the pandemic on the Company’s risk exposure and will adjust its risk management approach as necessary.

Credit risk
Assets that subject the Company to credit risk consist primarily of cash and deposits, trade and other receivables, unbilled receivables, contract assets, investments held for self-insured liabilities, holdbacks on long-term contracts, total return swaps, and other financial assets. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these assets, which at December 31, 2021, was $1,746.9 (2020 – $1,649.6).

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-47	Stantec Inc.

The Company limits its exposure to credit risk by holding its cash and cash equivalents and derivatives with high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds and equity securities. The Company believes the risk associated with corporate bonds and equity securities is mitigated by the overall quality and mix of the Company’s investment portfolio. Substantially all bonds held by the Company are investment grade, and none are past due. The Company monitors changes in credit risk by tracking published external credit ratings.

The Company mitigates the risk associated with trade and other receivables, unbilled receivables, contract assets, and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector.

The Company monitors trade receivables to an internal target of days of revenue in trade receivables. At December 31, 2021, the days of revenue in trade receivables was 59 days (2020 – 58 days).

The lifetime ECLs relating to financial assets are outlined in the table below:

	Total	1–30	31–60	61–90	91–120	121+
December 31, 2021	$	$	$	$	$	$
Expected loss rate		0.09%	0.14%	0.34%	0.73%	1.55%
Gross carrying amount	1,348.3	1,026.1	181.1	56.3	30.7	54.1
Loss allowance provision, end of the year	2.6	1.1	0.2	0.2	0.2	0.9
December 31, 2020
Expected loss rate		0.12%	0.16%	0.38%	0.76%	1.52%
Gross carrying amount	1,180.9	864.7	160.3	60.9	25.9	69.1
Loss allowance provision, end of the year	3.7	1.3	0.3	0.2	0.3	1.6

During 2021, $1.0 trade receivables were written off (2020 – $2.0) and the Company had recoveries of $2.2 (2020 - nil) from the collection of accounts receivable previously written off.

Bonds carried at FVOCI are considered to be low risk; therefore, the impairment provision is determined to be the 12-month ECL.

Price risk
The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity securities. This risk is mitigated because the portfolio of equity funds is monitored regularly and appropriately diversified. For the Company's investments held for self-insured liabilities, a 1% increase or decrease in equity prices at December 31, 2021, would increase or decrease the Company’s net income by $1.5, respectively.

The Company is also exposed to changes in its share price arising from its cash-settled share-based payments as the Company's obligation under these arrangements are based on the price of the Company's shares. Beginning December 2021, the Company mitigates its exposure to this risk for its RSUs and DSUs by entering into TRSs. For PSUs, a 10% increase or decrease in the price of the Company's shares at December 31, 2021, would decrease or increase the Company’s net income by $1.3, respectively.

Liquidity risk
The Company meets its liquidity needs through various sources, including cash generated from operations, issuing senior unsecured notes, borrowings from its $800.0 revolving credit facility, term loans, and the issuance of common shares. The unused capacity of the revolving credit facility at December 31, 2021, was $243.7 (2020 – $786.5). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-48	Stantec Inc.

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

	Total	Less than 1 Year	1 to 3 Years	After 3 Years
	$	$	$	$
December 31, 2021
Bank indebtedness	7.2	7.2	—	—
Trade and other payables	634.7	634.7	—	—
Lease liabilities	758.9	136.9	241.2	380.8
Long-term debt	1,250	52.6	190.7	1,006.7
Other financial liabilities	6.2	3.4	2.7	0.1
Total contractual obligations	2,657	834.8	434.6	1,387.6
December 31, 2020
Bank indebtedness	4.7	4.7	—	—
Trade and other payables	576.0	576.0	—	—
Lease liabilities	740.3	127.8	226.9	385.6
Long-term debt	683.2	47.6	334.7	300.9
Other financial liabilities	8.2	0.9	7.2	0.1
Total contractual obligations	2,012.4	757.0	568.8	686.6

Interest rate risk
The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility and term loan are based on floating interest rates. However, this risk has been partially mitigated by our interest rate swap on tranche C of the term loan. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds.

If the interest rate on the Company’s revolving credit facility and term loan balances at December 31, 2021, was
0.5% higher or lower, with all other variables held constant, net income would decrease or increase by $2.6, respectively.

Foreign exchange risk
Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency-denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and foreign subsidiaries. The Company manages its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and through the use of foreign currency forward contracts.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-49	Stantec Inc.

26. Capital Management
The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, acquisition growth, payment of dividends, and opportunistic share repurchases under its NCIB program, while maintaining an adequate return for shareholders. The Company defines its capital as cash, the aggregate of long-term debt (including the current portion) and shareholders’ equity.

	December 31, 2021	December 31, 2020
	$	$
Current portion of long-term debt	51.0	46.6
Non-current portion of long-term debt	1,194.1	634.2
Long-term debt	1,245.1	680.8
Bank indebtedness	7.2	4.7
Less: cash and deposits	(193.9)	(289.5)
Net debt	1,058.4	396.0
Shareholders’ equity	2,001.7	1,928.5
Total capital managed	3,060.1	2,324.5

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to NCIB, issue new shares, or raise or retire debt.

The Company is subject to various covenants related to its credit facilities and senior unsecured notes. The financial covenants (measured quarterly) include but are not limited to a leverage ratio and an interest coverage ratio (non-IFRS measures). The leverage ratio is calculated as the aggregate amount of indebtedness, less unencumbered cash of up to $150.0 Canadian dollars, to EBITDA (on a pre-IFRS 16 basis) as defined by the credit facilities agreement. The interest coverage ratio is calculated as EBITDA to interest expense (pre-IFRS 16 basis). Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of these debt obligations.

The Company was in compliance with the covenants under these agreements as at and throughout the year ended December 31, 2021.

27. Income Taxes
The effective income tax rate for continuing operations in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

	For the year ended December 31
	2021	2020
	%	%
Income tax expense at statutory Canadian rates	25.9	25.6
Increase (decrease) resulting from:
Rate differential on foreign income	(1.8)	2.5
Non-deductible expenses and non-taxable income	(0.1)	1.6
Unrecognized tax losses and temporary differences	(0.1)	(0.5)
Research and development and other tax credits	(0.7)	(1.1)
Other	0.5	(1.5)
	23.7	26.6

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-50	Stantec Inc.

Major components of income tax expense from continuing operations are as follows:

	For the year ended December 31
	2021	2020
	$	$
Ongoing operations	66.7	76.9
UK reorganization tax and US transition tax	—	2.6
Current income tax expense	66.7	79.5

	For the year ended December 31
	2021	2020
	$	$
Origination and reversal of timing differences	(2.3)	(17.0)
Unrecognized tax losses and temporary differences	0.9	0.8
Change of tax rates	(2.4)	(1.7)
Recovery arising from previously unrecognized tax assets	(0.6)	(4.0)
Deferred income tax recovery	(4.4)	(21.9)

Significant components of net deferred income tax assets (liabilities) are as follows:

	December 31, 2021	December 31, 2020
	$	$
Deferred income tax assets (liabilities)
Lease liabilities	166.7	154.9
Differences in timing of taxability of revenue and deductibility of expenses	47.3	27.7
Loss and tax credit carryforwards	28.2	8.7
Employee defined benefit plan	7.3	5.7
Other	1.5	1.2
Carrying value of property and equipment in excess of tax cost	(15.2)	(26.2)
Carrying value of intangible assets in excess of tax cost	(147.1)	(84.3)
Lease assets	(117.9)	(108.7)
	(29.2)	(21.0)

The following is a reconciliation of net deferred tax assets (liabilities):

	December 31, 2021	December 31, 2020
	$	$
Balance, beginning of the year	(21.0)	(41.3)
Tax effect on equity items	7.3	(2.0)
Impact of foreign exchange	(0.4)	0.9
Other	0.4	0.4
Deferred taxes acquired through business combinations	(19.9)	0.2
Tax recovery during the year recognized in net income	4.4	20.8
Balance, end of the year	(29.2)	(21.0)

At December 31, 2021, all loss carryforwards and deductible temporary differences available to reduce the taxable income of Canadian, US, and foreign subsidiaries were recognized in the consolidated financial statements, except as noted below.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-51	Stantec Inc.

	December 31, 2021	December 31, 2020
	$	$
Deductible temporary differences	0.2	1.1
Non-capital tax losses:
Expire (2022 to 2041)	72.0	37.0
Never expire	41.8	33.5
	113.8	70.5
Capital tax losses:
Never expire	2.5	2.6
	116.5	74.2

Deferred tax assets have not been recognized in respect of these temporary differences and losses, as well as foreign tax credits of $4.9 (2020 - nil), because they are restricted to certain jurisdictions and cannot be used elsewhere in the Company at this time.

Due to a change in United States tax legislation during 2020 as a result of the COVID-19 pandemic, the depreciable life of leasehold improvements was accelerated for tax purposes, which resulted in an adjustment of $9.1 in 2020 that increased income taxes recoverable and deferred tax liabilities.

28. Net Interest Expense

		For the year ended December 31
		2021	2020
	Note	$	$
Interest on credit facilities	17	9.5	20.1
Interest on lease liabilities	12	23.7	28.8
Other		9.5	4.2
Total interest expense		42.7	53.1
Interest income on FVOCI investment debt securities	15	(3.5)	(2.8)
Other		(1.3)	(1.1)
Total interest income		(4.8)	(3.9)
Net interest expense		37.9	49.2

29. Revenue
Disaggregation of revenue
The Company provides professional consulting services in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics throughout North America and globally. The Company has five specialized business operating units: Buildings, Energy & Resources, Environmental Services, Infrastructure, and Water. Revenue is derived principally under fee-for-service agreements with clients. Disaggregation of revenue by geographic area and service is included in note 35. Acquisitions increased deferred revenue by $43.0 and did not impact contract assets (note 7). In 2020, there were no significant changes to contract assets and deferred revenue.

Revenue recognized in 2021 and included in deferred revenue at January 1, 2021, was $197.3 (2020 – $199.2). Revenue recognized in 2021 from performance obligations satisfied (or partially satisfied) in prior years was less than 1% (2020 – 5%) of the Company’s gross revenue from continuing operations.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-52	Stantec Inc.

Remaining performance obligations (backlog)
The aggregate amount of estimated revenue related to performance obligations that are unsatisfied (or partially unsatisfied) as at December 31, 2021, was $5,134.3 (2020 – $4,377.1). This amount includes all contracts with customers but excludes variable consideration that is not highly probable. The Company expects to recognize approximately 78% (2020 – 78%) of this revenue as contracts are completed over the next 18 months with the remainder recognized thereafter.

30. Employee Costs from Continuing Operations

		For the year ended December 31,
		2021	2020
	Note	$	$
Wages, salaries, and benefits		2,644.6	2,670.3
Pension costs		77.3	79.3
Share-based compensation	23	46.7	16.4
Total employee costs		2,768.6	2,766.0
Direct labor		1,672.8	1,754.0
Indirect labor		1,095.8	1,012.0
Total employee costs		2,768.6	2,766.0

Direct labor costs include salaries, wages, and related fringe benefits (including pension costs) for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits (including pension costs) for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income. Included in pension costs is $76.1 (2020 – $77.3) related to defined contribution plans.

As a result of the COVID-19 pandemic, government grants received for wage subsidies were $4.3 (2020 - $3.5). These wage subsidies were presented as a reduction to direct labor of $3.3 (2020 - nil) in direct payroll costs and indirect labor of $1.0 (2020 - $3.5) in administrative and marketing expenses. At December 31, 2021, there were no unperformed conditions related to these grants.

31. Other Income

		For the year ended December 31,
		2021	2020
	Note	$	$
Share of income from joint ventures and associates		(1.8)	(1.5)
Unrealized gain on equity securities	15	(13.9)	(0.7)
Other		(1.5)	0.1
Total other income		(17.2)	(2.1)

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-53	Stantec Inc.

32. Weighted Average Shares Outstanding
The number of basic shares outstanding and diluted common shares, calculated on a weighted average basis, is as follows:

	December 31, 2021	December 31, 2020

	#	#
Basic shares outstanding	111,242,658	111,553,711
Share options (dilutive effect in 2021 of 848,278 options; 2020 – 2,123,800 options)	374,007	395,594
Diluted shares	111,616,665	111,949,305

At December 31, 2021, and December 31, 2020, no options were antidilutive.

33. Cash Flow Information
A reconciliation of liabilities arising from financing activities for the year ended December 31, 2021, is as follows:

	Senior Unsecured Notes	Revolving Credit Facility and Term Loan	Notes Payable	Software Financing Obligations	Lease Liabilities	Total
	$	$	$	$	$	$
December 31, 2019	—	756.5	88.7	15.7	688.9	1,549.8
Statement of cash flows
Proceeds	300.0	61.0	—	—	2.8	363.8
Transaction costs	(2.1)	—	—	—	—	(2.1)
Repayments or payments	—	(509.0)	(33.2)	(13.0)	(129.3)	(684.5)
Non-cash changes
Foreign exchange	—	—	2.2	0.2	(1.6)	0.8
Additions and modifications	—	—	10.0	0.4	66.2	76.6
Other	1.6	0.6	1.1	0.1	2.8	6.2
December 31, 2020	299.5	309.1	68.8	3.4	629.8	1,310.6
Statement of cash flows
Proceeds	—	1,182.2	—	—	3.0	1,185.2
Repayments or payments	—	(637.5)	(41.2)	(16.8)	(131.4)	(826.9)
Non-cash changes
Foreign exchange	—	(1.4)	(3.2)	(0.2)	(2.8)	(7.6)
Additions and modifications	—	—	41.6	44.4	169.3	255.3
Other	(1.3)	(1.2)	(1.3)	0.2	1.0	(2.6)
December 31, 2021	298.2	851.2	64.7	31.0	668.9	1,914.0

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-54	Stantec Inc.

Amounts for leases recognized in the consolidated statements of cash flows	For the year ended December 31,
	2021	2020
	$	$
Cash payments for the interest portion of lease liabilities	23.7	28.8
Cash payments for leases not included in the measurement of lease liabilities	42.9	47.4
Cash used in operating activities	66.6	76.2
Net cash used in financing activities	128.4	126.5
Total cash used for leases	195.0	202.7

The Company's net cash flows from operating activities under the direct method (note 6 a), were as follows:

	For the year ended December 31,
	2021	2020
	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients	4,703.9	4,965.7
Cash paid to suppliers	(1,538.9)	(1,516.6)
Cash paid to employees	(2,636.9)	(2,715.7)
Interest received	4.7	3.9
Interest paid	(41.1)	(51.9)
Finance costs paid	(5.7)	(4.9)
Income taxes paid	(101.5)	(77.9)
Income taxes recovered	12.5	—
Cash flows from operating activities from continuing operations	397.0	602.6

34. Related-Party Disclosures
At December 31, 2021, the Company had subsidiaries and structured entities that it controlled and included in its consolidated financial statements. The Company also enters into related-party transactions through a number of joint ventures, associates, and joint operations. These transactions involve providing or receiving services entered into in the normal course of business.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-55	Stantec Inc.

The following lists the most significant entities where the Company owns 100% of the voting and restricted securities.

Name	Jurisdiction of Incorporation
Cardno, Inc.	Delaware, United States
Cardno Holdings Pty. Ltd.	Australia
International Insurance Group Inc.	Barbados
Mustang Acquisition Holdings Inc.	Delaware, United States
Stantec Australia Pty Ltd	Australia
Stantec Consulting Caribbean Ltd.	Barbados
Stantec Consulting International LLC	Arizona, United States
Stantec Consulting International Ltd.	Canada
Stantec Consulting Ltd./Stantec Experts-conseils ltée	Canada
Stantec Consulting Michigan Inc.	Michigan, United States
Stantec Consulting Services Inc.	New York, United States
Stantec Delaware V LLC	Delaware, United States
Stantec Global Capital Limited	United Kingdom
Stantec Holding (2017) Limited	United Kingdom
Stantec Holdings LP	Canada
Stantec Holdings ULC	Canada
Stantec International Consulting, Inc.	Delaware, United States
Stantec New Zealand	New Zealand
Stantec Technology International Inc.	Delaware, United States
Stantec UK Limited	United Kingdom

There are no significant restrictions on the Company’s ability to access or use assets or to settle liabilities of its subsidiaries. Financial statements of all subsidiaries are prepared as at the same reporting date as the Company’s.

Structured entities
At December 31, 2021, the Company had management agreements in place with several entities to provide various services, including architecture, engineering, planning, and project management. These entities have been designed so that voting rights are not the dominant factor in deciding who controls the entity. Each entity has a management agreement in place that provides the Company with control over the relevant activities of the entity where it has been assessed that the Company is exposed to variable returns of the entity and can use its power to influence the variable returns. The Company receives a management fee generally equal to the net income of the entities and has an obligation regarding the liabilities and losses of the entities. Based on these facts and circumstances, management determined that the Company controls these entities and they are consolidated in the Company’s consolidated financial statements. The Company does not have any unconsolidated structured entities.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-56	Stantec Inc.

The following lists the most significant structured entities that are consolidated in the Company’s financial statements.

Name	Jurisdiction of Incorporation
Stantec Architecture Inc.	North Carolina, United States
Stantec Architecture Ltd.	Canada
Stantec Geomatics Ltd.	Canada
Stantec International Inc.	Pennsylvania, United States

Joint operations
The Company also conducted its business through the following significant joint operations.

Name	Ownership Interests	Jurisdiction
Starr ll, a Joint Venture	47%	United States
Better Together, a Joint Venture	10%	Australia

Joint ventures
The Company enters into transactions through its investments in joint ventures. The following table provides the total dollar amount for transactions that have been entered into with related parties.

	For the year ended December 31, 2021			For the year ended December 31, 2020
	Sales to Related Parties $	Distributions Paid $	Amounts Owed by Related Parties $	Sales to Related Parties $	Distributions Paid $	Amounts Owed by Related Parties $
Joint ventures	44.5	1.7	4.6	33.4	2.5	4.3

Compensation of key management personnel and directors of the Company

	For the year ended December 31,
	2021	2020
	$	$
Salaries and other short-term employment benefits	12.4	11.0
Directors’ fees	0.8	0.8
Share-based compensation	21.6	8.1
Total compensation	34.8	19.9

The Company’s key management personnel for 2021 and 2020 include its Chief Executive Officer (CEO), Chief Operating Officers, Chief Business Officer, Chief Financial Officer, Chief Practice and Project Officer, Chief Innovation Officer, and Executive Vice Presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the year. Share-based compensation includes the fair value adjustment for the year.

35. Segmented Information
The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company’s reportable segments are Canada, United States, and Global. These reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-57	Stantec Inc.

Segment performance is evaluated by the CEO based on project margin and is measured consistently with project margin in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Adjustments and Eliminations column. Reconciliations of project margin to net income before taxes and discontinued operations is included in the consolidated statements of income.

Reportable segments from continuing operations

	For the year ended December 31, 2021
	Canada $	United States $	Global $	Total Segments $	Adjustments and Eliminations $	Consolidated $
Total gross revenue	1,257.7	2,431.5	998.7	4,687.9	(111.1)	4,576.8
Less inter-segment revenue	31.8	31.3	48.0	111.1	(111.1)	—
Gross revenue from external customers	1,225.9	2,400.2	950.7	4,576.8	—	4,576.8
Less subconsultants and other direct expenses	157.4	600.7	182.6	940.7	—	940.7
Total net revenue	1,068.5	1,799.5	768.1	3,636.1	—	3,636.1
Project margin	571.9	977.8	413.6	1,963.3	—	1,963.3

	For the year ended December 31, 2020
	Canada $	United States $	Global $	Total Segments $	Adjustments and Eliminations $	Consolidated $
Total gross revenue	1,272.6	2,675.1	880.6	4,828.3	(98.2)	4,730.1
Less inter-segment revenue	34.1	19.9	44.2	98.2	(98.2)	—
Gross revenue from external customers	1,238.5	2,655.2	836.4	4,730.1	—	4,730.1
Less subconsultants and other direct expenses	164.8	695.4	185.4	1,045.6	—	1,045.6
Total net revenue	1,073.7	1,959.8	651.0	3,684.5	—	3,684.5
Project margin	533.7	1,048.7	348.1	1,930.5	—	1,930.5

The following tables disclose disaggregation of revenue by geographic area and services:

Geographic information	Non-Current Assets		Gross Revenue
	December 31, 2021	December 31, 2020	For the year ended December 31
			2021	2020
	$	$	$	$
Canada	644.6	646.0	1,225.9	1,238.5
United States	1,880.0	1,430.0	2,400.2	2,655.2
United Kingdom	144.5	142.4	341.0	321.5
Australia	325.6	149.5	243.8	159.9
Other global geographies	273.1	175.0	365.9	355.0
	3,267.8	2,542.9	4,576.8	4,730.1

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-58	Stantec Inc.

Non-current assets consist of property and equipment, lease assets, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Gross revenue is attributed to countries based on the location of the project.

Gross revenue by services	For the year ended December 31,
	2021	2020
	$	$
Buildings	904.8	990.8
Energy & Resources	559.2	631.9
Environmental Services	831.7	749.3
Infrastructure	1,266.2	1,354.2
Water	1,014.9	1,003.9
Total gross revenue from external customers	4,576.8	4,730.1

Customers
The Company has a large number of clients in various industries and sectors of the economy. No particular customer exceeds 10% of the Company’s gross revenue.

36. Investment Tax Credits
Investment tax credits, arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation, are recorded as a reduction of administrative and marketing expenses when there is reasonable assurance of their ultimate realization. In 2021, investment tax credits of $7.7 (2020 – $10.5) were recorded.

37. Event after the Reporting Period
Dividend
On February 23, 2022, the Company declared a dividend of $0.18 per share, payable on April 18, 2022, to shareholders of record on March 31, 2022.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2021	F-59	Stantec Inc.